Dreyfus Premier State Municipal Bond Fund

Seeks current income exempt from federal and, where applicable, from state income taxes

PROSPECTUS February 28, 2007
As revised, May 21, 2007



Dreyfus
A Mellon Financial Company℠

Contents

The Fund

Goal/Approach	1
Main Risks	2
Connecticut Series	4
Florida Series	6
Maryland Series	8
Massachusetts Series	10
Michigan Series	12
Minnesota Series	14
North Carolina Series	16
Ohio Series	18
Pennsylvania Series	20
Virginia Series	22
Financial Highlights	24
Management	46

Your Investment

Shareholder Guide	48
Distributions and Taxes	57
Services for Fund Investors	58
Instructions for Regular Accounts	60

For More Information

See back cover.

The Fund

GOAL/APPROACH

The fund seeks to maximize current income exempt from federal income tax and, where applicable, from state income tax, without undue risk. The fund permits you to invest in any of ten separate series:

Connecticut series	Minnesota series
Florida series	North Carolina series
Maryland series	Ohio series
Massachusetts series	Pennsylvania series
Michigan series	Virginia series

To pursue the fund's goal, each series normally invests substantially all of its assets in municipal bonds of the state after which it is named and certain other specified securities that provide income exempt from federal income tax and, where applicable, from the income tax of such state.

Each series will invest at least 70% of its assets in municipal bonds rated investment grade or the unrated equivalent as determined by Dreyfus. For additional yield, each series may invest up to 30% of its assets in municipal bonds rated below investment grade ("high yield" or "junk" bonds) or the unrated equivalent as determined by Dreyfus. Under normal market conditions, the dollar-weighted average maturity of each series' portfolio is expected to exceed 10 years.

The portfolio managers may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, a portfolio manager may assess the current interest rate environment and the municipal bond's potential volatility in different rate environments. The portfolio managers focus on bonds with the potential to offer attractive current income, typically looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of a series' assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. A series' allocation to either discount bonds or to premium bonds will change along with the portfolio managers' changing views of the current interest rate and market environment. The portfolio managers also may look to select bonds that are most likely to obtain attractive prices when sold.

Each series may, but is not required to, use derivatives, such as futures and options, as a substitute for taking a position in an underlying asset, to increase returns, to manage interest rate risk, or as part of a hedging strategy. Each series may buy securities that pay interest at rates that float inversely with changes in prevailing interest rates ("inverse floaters") and may make forward commitments in which the respective series agrees to buy or sell a security in the future at a price agreed upon today. Inverse floaters are created by depositing municipal bonds in a trust which divides the bond's income stream into two parts: a short-term variable rate demand note and a residual interest bond (the inverse floater) which receives interest based on the remaining cash flow of the trust after payment of interest on the note and various trust expenses. Interest on the inverse floater usually moves in the opposite direction as the interest on the variable rate demand note.

Concepts to understand

Municipal bonds: debt securities that provide income free from federal income tax, and state income tax if you live in the issuing state. Municipal bonds are typically of two types:

- **general obligation bonds,** which are secured by the full faith and credit of the issuer and its taxing power
- **revenue bonds,** which are payable from the revenue derived from a specific revenue source, such as charges for water and sewer service or highway tolls

Investment grade bonds: independent rating organizations analyze and evaluate a bond issuer's, and/or any credit enhancer's, credit profile and ability to repay debts. Based on their assessment, these rating organizations assign letter grades that reflect the issuer's, and/or any credit enhancer's, creditworthiness. AAA or Aaa represents the highest credit rating, AA/Aa the second highest, and so on down to D, for defaulted debt. Bonds rated BBB or Baa and above are considered investment grade.

Dollar-weighted average maturity: an average of the stated maturities of the securities held by the series, based on their dollar-weighted proportions in the series.

MAIN RISKS

The series' principal risks are discussed below. The value of your investment in a series will fluctuate, which means you could lose money.

- *Interest rate risk.* Prices of municipal bonds tend to move inversely with changes in interest rates. Typically, a rise in rates will adversely affect bond prices and, accordingly, the series' share price. The longer the effective maturity and duration of a series' portfolio, the more the series' share price is likely to react to interest rates.
- *Call risk.* Some municipal bonds give the issuer the option to call, or redeem, the bonds before their maturity date. If an issuer "calls" its bond during a time of declining interest rates, a series might have to reinvest the proceeds in an investment offering a lower yield. During periods of market illiquidity or rising interest rates, prices of a series' "callable" issues are subject to increased price fluctuation.
- *Credit risk.* Failure of an issuer to make timely interest or principal payments, or a decline or perception of a decline in the credit quality of a municipal bond, can cause the bond's price to fall, potentially lowering the series' share price. Although each series invests primarily in investment grade bonds, the series may invest to a limited extent in high yield ("junk") bonds, which involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. The prices of high yield bonds can fall dramatically in response to bad news about the issuer or its industry, or the economy in general.
- *Liquidity risk.* The secondary market for certain municipal bonds tends to be less well developed or liquid than many other securities markets, which may adversely affect a series' ability to sell such municipal bonds at attractive prices. When there is little or no active trading market for specific types of securities, it can become more difficult to sell the securities at or near their perceived value. In such a market, the value of such securities and the series' share price may fall dramatically.
- *State-specific risk.* Each series is subject to the risk that the relevant state's economy, and the revenues underlying its municipal bonds, may decline. Investing primarily in a single state makes the series more sensitive to risks specific to the state and may magnify other risks.
- *Market sector risk.* Each series' overall risk level will depend on the market sectors in which the series is invested and the current interest rate, liquidity and credit quality of such sectors. Each series may significantly overweight or underweight certain industries or market sectors, which may cause the series' performance to be more or less sensitive to developments affecting those industries or sectors.
- *Tax risk.* To be tax-exempt, municipal bonds generally must meet certain regulatory requirements. Although each series will invest in municipal bonds that pay interest that is exempt, in the opinion of counsel to the issuer (or on the basis of other authority believed by Dreyfus to be reliable), from federal income tax, if any such municipal bond fails to meet these regulatory requirements, the interest received by the series from its investment in such bonds and distributed to its shareholders will be taxable.

- *Derivatives risk*. Each series may use derivative instruments, such as options, futures and options on futures (including those relating to securities, indexes and interest rates), and inverse floaters. Certain derivatives may cause taxable income. A small investment in derivatives could have a potentially large impact on the series' performance. The use of derivatives involves risks different from, or possibly greater than, the risks associated with investing directly in the underlying assets. Derivatives can be highly volatile, illiquid and difficult to value, and there is the risk that changes in the value of a derivative held by the series will not correlate with the underlying investments or series' other investments. Derivative instruments also involve the risk that a loss may be sustained as a result of the failure of the counterparty to the derivative instruments to make required payments or otherwise comply with the derivative instruments' terms.
- *Non-diversification risk*. Each series is non-diversified, which means that a relatively high percentage of the series' assets may be invested in a limited number of issuers. Therefore, its performance may be more vulnerable to changes in the market value of a single issuer and more susceptible to risks associated with a single economic, political or regulatory occurrence than a diversified fund.
- *Leveraging risk*. The use of leverage, such as lending portfolio securities, engaging in forward commitment transactions and investing in inverse floating rate securities, may cause taxable income and may magnify the series' gains or losses.

Other potential risks

Under adverse market conditions, a series could invest some or all of its assets in U.S. Treasury securities and money market securities. Although the series would do this for temporary defensive purposes, it could reduce the benefit from any upswing in the market. During such periods, the series may not achieve its investment objective.

Each series may lend its portfolio securities to brokers, dealers and other financial institutions. In connection with such loans, the series will receive collateral from the borrower equal to at least 100% of the value of the loaned securities. Should the borrower of the securities fail financially, the series may experience delays in recovering the loaned securities or exercising its rights in the collateral.

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in this series of the fund. The bar chart shows the changes in the series' Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the series' share classes to those of the Lehman Brothers Municipal Bond Index, a widely recognized, unmanaged index of long-term municipal bond performance. These returns include the series' applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the series' other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the series' other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares


9.31
6.33
-4.22
11.03
4.76
8.72
4.78
3.53
2.61
4.06
97
98
99
00
01
02
03
04
05
06

Best Quarter:	**Q3 '02**	**+4.92%**
Worst Quarter:	**Q2 '04**	**-2.79%**

Average annual total returns *as of 12/31/06*

Share class inception date	1 Year	5 Years	10 Years
Class A (5/28/87) *returns before taxes*	**-0.60%**	**3.77%**	**4.53%**
Class A *returns after taxes on distributions*	**-0.60%**	**3.77%**	**4.48%**
Class A *returns after taxes on distributions and sale of series shares*	**1.05%**	**3.85%**	**4.53%**
Class B (1/15/93) *returns before taxes*	**-0.47%**	**3.84%**	**4.68%***
Class C (8/15/95) *returns before taxes*	**2.28%**	**3.93%**	**4.21%**
Lehman Brothers Municipal Bond Index** *reflects no deduction for fees, expenses or taxes*	**4.84%**	**5.53%**	**5.76%**

* *Assumes conversion of Class B shares to Class A shares at end of the sixth year following the date of purchase.*

** *Unlike the series, the Lehman Index is not composed of bonds of a single state.*

What this series is — and isn't

This series is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this series is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this series, but you also have the potential to make money.

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for the Connecticut series in the table below.

Fee table

	Class A	Class B*	Class C
Shareholder transaction fees *(fees paid from your account)*			
Maximum front-end sales charge on purchases *% of offering price*	**4.50**	**none**	**none**
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	**none****	**4.00**	**1.00**
Annual fund operating expenses *(expenses paid from series assets)* *% of average daily net assets*			
Management fees	**0.55**	**0.55**	**0.55**
Rule 12b-1 fee	**none**	**0.50**	**0.75**
Shareholder services fee	**0.25**	**0.25**	**0.25**
Other expenses	**0.10**	**0.13**	**0.11**
Interest expense***	**0.23**	**0.23**	**0.23**
Total	**1.13**	**1.66**	**1.89**

* *Class B shares of the series are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

** *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

*** *"Interest expense" represents for accounting purposes interest expense associated with the series' investment in inverse floaters. Not shown in the table is the additional income generated by these investments which amounted approximately to the interest expense as shown.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	**$560**	**$793**	**$1,044**	**$1,763**
Class B				
with redemption	**$569**	**$823**	**$1,102**	**$1,696** †
without redemption	**$169**	**$523**	**$902**	**$1,696** †
Class C				
with redemption	**$292**	**$594**	**$1,021**	**$2,212**
without redemption	**$192**	**$594**	**$1,021**	**$2,212**

† *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the series and assisting in all aspects of its operation.

Rule 12b-1 fee: the fee paid to the fund's distributor for financing the sale and distribution of Class B and Class C shares. Because this fee is paid out of the series' assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the series for miscellaneous items such as transfer agency, custody, professional and registration fees. Each series also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the series.

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in this series of the fund. The bar chart shows the changes in the series' Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the series' share classes to those of the Lehman Brothers Municipal Bond Index, a widely recognized, unmanaged index of long-term municipal bond performance. These returns include the series' applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the series' other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the series' other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*

Class A shares


4.88
5.59
-4.71
12.18
5.05
8.66
4.73
3.76
2.96
4.35
97
98
99
00
01
02
03
04
05
06

Best Quarter:	**Q4 '00**	**+5.39%**
Worst Quarter:	**Q3 '99**	**-2.51%**

Average annual total returns *as of 12/31/06*

Share class/ inception date	1 Year	5 Years	10 Years
Class A (5/28/87) *returns before taxes*	**-0.34%**	**3.91%**	**4.18%**
Class A *returns after taxes on distributions*	**-0.34%**	**3.91%**	**4.10%**
Class A *returns after taxes on distributions and sale of series shares*	**1.13%**	**3.95%**	**4.15%**
Class B (1/15/93) *returns before taxes*	**-0.24%**	**4.00%**	**4.36%***
Class C (8/15/95) *returns before taxes*	**2.51%**	**4.09%**	**3.87%**
Lehman Brothers Municipal Bond Index** *reflects no deduction for fees, expenses or taxes*	**4.84%**	**5.53%**	**5.76%**

* *Assumes conversion of Class B shares to Class A shares at end of the sixth year following the date of purchase.*

** *Unlike the series, the Lehman Index is not composed of bonds of a single state.*

What this series is — and isn't

This series is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this series is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this series, but you also have the potential to make money.

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for the Florida series in the table below.

Fee table

	Class A	Class B*	Class C
Shareholder transaction fees *(fees paid from your account)*			
Maximum front-end sales charge on purchases *% of offering price*	**4.50**	**none**	**none**
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	**none****	**4.00**	**1.00**
Annual fund operating expenses *(expenses paid from series assets)* *% of average daily net assets*			
Management fees	**0.55**	**0.55**	**0.55**
Rule 12b-1 fee	**none**	**0.50**	**0.75**
Shareholder services fee	**0.25**	**0.25**	**0.25**
Other expenses	**0.16**	**0.16**	**0.14**
Total	**0.96**	**1.46**	**1.69**

* *Class B shares of the series are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

** *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	**$544**	**$742**	**$957**	**$1,575**
Class B				
with redemption	**$549**	**$762**	**$997**	**$1,487*****
without redemption	**$149**	**$462**	**$797**	**$1,487*****
Class C				
with redemption	**$272**	**$533**	**$918**	**$1,998**
without redemption	**$172**	**$533**	**$918**	**$1,998**

*** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the series and assisting in all aspects of its operation.

Rule 12b-1 fee: the fee paid to the fund's distributor for financing the sale and distribution of Class B and Class C shares. Because this fee is paid out of the series' assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the series for miscellaneous items such as transfer agency, custody, professional and registration fees. Each series also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the series.

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in this series of the fund. The bar chart shows the changes in the series' Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the series' share classes to those of the Lehman Brothers Municipal Bond Index, a widely recognized, unmanaged index of long-term municipal bond performance. These returns include the series' applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the series' other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the series' other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*
Class A shares


9.47
5.65
-4.56
8.63
2.77
9.30
4.80
4.33
2.94
4.19
97
98
99
00
01
02
03
04
05
06

Best Quarter:	**Q3 '02**	**+5.28%**
Worst Quarter:	**Q2 '04**	**-2.17%**

Average annual total returns *as of 12/31/06*

Share class/ inception date	1 Year	5 Years	10 Years
Class A (5/28/87) *returns before taxes*	**-0.52%**	**4.12%**	**4.20%**
Class A *returns after taxes on distributions*	**-0.52%**	**4.11%**	**4.09%**
Class A *returns after taxes on distributions and sale of series shares*	**1.00%**	**4.12%**	**4.18%**
Class B (1/15/93) *returns before taxes*	**-0.43%**	**4.22%**	**4.35%***
Class C (8/15/95) *returns before taxes*	**2.30%**	**4.27%**	**3.87%**
Lehman Brothers Municipal Bond Index** *reflects no deduction for fees, expenses or taxes*	**4.84%**	**5.53%**	**5.76%**

* *Assumes conversion of Class B shares to Class A shares at end of the sixth year following the date of purchase.*

** *Unlike the series, the Lehman Index is not composed of bonds of a single state.*

What this series is — and isn't

This series is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this series is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this series, but you also have the potential to make money.

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for the Maryland series in the table below.

Fee table

	Class A	Class B*	Class C
Shareholder transaction fees *(fees paid from your account)*			
Maximum front-end sales charge on purchases *% of offering price*	**4.50**	**none**	**none**
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	**none****	**4.00**	**1.00**
Annual fund operating expenses *(expenses paid from series assets)* *% of average daily net assets*			
Management fees	**0.55**	**0.55**	**0.55**
Rule 12b-1 fee	**none**	**0.50**	**0.75**
Shareholder services fee	**0.25**	**0.25**	**0.25**
Other expenses	**0.11**	**0.12**	**0.14**
Total	**0.91**	**1.42**	**1.69**

* *Class B shares of the series are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

** *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	**$539**	**$727**	**$931**	**$1,519**
Class B				
with redemption	**$545**	**$749**	**$976**	**$1,436*****
without redemption	**$145**	**$449**	**$776**	**$1,436*****
Class C				
with redemption	**$272**	**$533**	**$918**	**$1,998**
without redemption	**$172**	**$533**	**$918**	**$1,998**

*** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the series and assisting in all aspects of its operation.

Rule 12b-1 fee: the fee paid to the fund's distributor for financing the sale and distribution of Class B and Class C shares. Because this fee is paid out of the series' assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the series for miscellaneous items such as transfer agency, custody, professional and registration fees. Each series also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the series.

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in this series of the fund. The bar chart shows the changes in the series' Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of the series' Class A, B and C share classes to those of the Lehman Brothers Municipal Bond Index, a widely recognized, unmanaged index of long-term municipal bond performance. These returns include the series' applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Since Class Z shares have less than one calendar year of performance, past performance for Class Z is not included in this section of the prospectus. All of the series' share classes invest in the same portfolio of securities. Performance for each share class will vary from the performance of the series' other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the series' other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*

Class A shares


8.57
5.81
-4.86
12.11
4.36
9.42
4.85
4.81
3.36
4.06
97
98
99
00
01
02
03
04
05
06

Best Quarter:	**Q3 '02**	**+5.81%**
Worst Quarter:	**Q2 '04**	**-2.32%**

Average annual total returns *as of 12/31/06*

Share class/ inception date	1 Year	5 Years	10 Years	Since inception
Class A (5/28/87) *returns before taxes*	**-0.60%**	**4.31%**	**4.67%**	**–**
Class A *returns after taxes on distributions*	**-0.65%**	**4.25%**	**4.56%**	**–**
Class A *returns after taxes on distributions and sale of series shares*	**1.00%**	**4.26%**	**4.59%**	**–**
Class B (1/15/93) *returns before taxes*	**-0.47%**	**4.40%**	**4.84%***	**–**
Class C (8/15/95) *returns before taxes*	**2.29%**	**4.49%**	**4.37%**	**–**
Class Z (10/20/2004) *returns before taxes*	**4.27%**	**–**	**–**	**3.75%**
Lehman Brothers Municipal Bond Index** *reflects no deduction for fees, expenses or taxes*	**4.84%**	**5.53%**	**5.76%**	**4.03%*****

* *Assumes conversion of Class B shares to Class A shares at end of the sixth year following the date of purchase.*

** *Unlike the series, the Lehman Index is not composed of bonds of a single state.*

*** *For comparative purposes, the value of the index on 9/30/04 is used as the beginning value on 10/14/04.*

What this series is — and isn't

This series is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this series is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this series, but you also have the potential to make money.

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for the Massachusetts series in the table below.

Fee table

	Class A	Class B*	Class C	Class Z
Shareholder transaction fees *(fees paid from your account)*				
Maximum front-end sales charge on purchases *% of offering price*	**4.50**	**none**	**none**	**none**
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	**none****	**4.00**	**1.00**	**none**
Maximum redemption fee *% of transaction amount*	**none**	**none**	**none**	**1.00*****
Annual fund operating expenses *(expenses paid from series assets)* *% of average daily net assets*				
Management fees	**0.55**	**0.55**	**0.55**	**0.55**
Rule 12b-1 fee	**none**	**0.50**	**0.75**	**none**
Shareholder services fee	**0.25**	**0.25**	**0.25**	**0.15**
Other expenses	**0.12**	**0.15**	**0.11**	**0.06**
Total	**0.92**	**1.45**	**1.66**	**.76**

* *Class B shares of the series are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

** *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

*** *Charged only when selling shares you have owned for less than 30 days.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	**$540**	**$730**	**$936**	**$1,530**
Class B				
with redemption	**$548**	**$759**	**$992**	**$1,460**†
without redemption	**$148**	**$459**	**$792**	**$1,460**†
Class C				
with redemption	**$269**	**$523**	**$902**	**$1,965**
without redemption	**$169**	**$523**	**$902**	**$1,965**
Class Z	**$78**	**$243**	**$422**	**$942**

† *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. With respect to Class Z shares only, the one-year example and the first year of the three-, five-, and ten-years examples are based on net operating expenses, which reflect the expense reimbursement by Dreyfus. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the series and assisting in all aspects of its operation.

Rule 12b-1 fee: the fee paid to the fund's distributor for financing the sale and distribution of Class B and Class C shares. Because this fee is paid out of the series' assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: a fee of 0.25% paid to the fund's distributor with respect to Class A, B and C shares and a fee of up to 0.25% used to reimburse the fund's distributor with respect to Class Z shares for shareholder account service and maintenance.

Other expenses: fees paid by the series for miscellaneous items such as transfer agency, custody, professional and registration fees. Each series also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the series.

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in this series of the fund. The bar chart shows the changes in the series' Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the series' share classes to those of the Lehman Brothers Municipal Bond Index, a widely recognized, unmanaged index of long-term municipal bond performance. These returns include the series' applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the series' other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the series' other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*

Class A shares


8.55
5.59
-3.73
10.68
4.19
9.19
4.10
4.06
3.05
4.55
97
98
99
00
01
02
03
04
05
06

Best Quarter:	**Q3 '02**	**+4.54%**
Worst Quarter:	**Q2 '04**	**-2.38%**

Average annual total returns *as of 12/31/06*

Share class/ inception date	1 Year	5 Years	10 Years
Class A (5/28/87) *returns before taxes*	**-0.18%**	**4.01%**	**4.47%**
Class A *returns after taxes on distributions*	**-0.20%**	**4.00%**	**4.42%**
Class A *returns after taxes on distributions and sale of series shares*	**1.31%**	**4.06%**	**4.47%**
Class B (1/15/93) *returns before taxes*	**-0.02%**	**4.10%**	**4.63%***
Class C (8/15/95) *returns before taxes*	**2.86%**	**4.22%**	**4.17%**
Lehman Brothers Municipal Bond Index** *reflects no deduction for fees, expenses or taxes*	**4.84%**	**5.53%**	**5.76%**

* *Assumes conversion of Class B shares to Class A shares at end of the sixth year following the date of purchase.*

** *Unlike the series, the Lehman Index is not composed of bonds of a single state.*

What this series is — and isn't

This series is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this series is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this series, but you also have the potential to make money.

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for the Michigan series in the table below.

Fee table

	Class A	Class B*	Class C
Shareholder transaction fees *(fees paid from your account)*			
Maximum front-end sales charge on purchases *% of offering price*	**4.50**	**none**	**none**
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	**none****	**4.00**	**1.00**
Annual fund operating expenses *(expenses paid from series assets)* *% of average daily net assets*			
Management fees	**0.55**	**0.55**	**0.55**
Rule 12b-1 fee	**none**	**0.50**	**0.75**
Shareholder services fee	**0.25**	**0.25**	**0.25**
Other expenses	**0.17**	**0.21**	**0.15**
Interest expense***	**0.14**	**0.14**	**0.14**
Total	**1.11**	**1.65**	**1.84**

* *Class B shares of the series are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

** *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

*** *"Interest expense" represents for accounting purposes interest expense associated with the series' investment in inverse floaters. Not shown in the table is the additional income generated by these investments which amounted approximately to the interest expense as shown.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	**$558**	**$787**	**$1,034**	**$1,741**
Class B				
with redemption	**$568**	**$820**	**$1,097**	**$1,679**†
without redemption	**$168**	**$520**	**$897**	**$1,679**†
Class C				
with redemption	**$287**	**$579**	**$995**	**$2,159**
without redemption	**$187**	**$579**	**$995**	**$2,159**

† *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the series and assisting in all aspects of its operation.

Rule 12b-1 fee: the fee paid to the fund's distributor for financing the sale and distribution of Class B and Class C shares. Because this fee is paid out of the series' assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the series for miscellaneous items such as transfer agency, custody, professional and registration fees. Each series also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the series.

Ticker Symbols **Class A: PSMNX**
Class B: PMMNX
Class C: PMNCX

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in this series of the fund. The bar chart shows the changes in the series' Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the series' share classes to those of the Lehman Brothers Municipal Bond Index, a widely recognized, unmanaged index of long-term municipal bond performance. These returns include the series' applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the series' other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the series' other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*

Class A shares


7.25
5.26
-3.76
11.28
3.97
9.41
5.25
4.76
3.86
4.69
97
98
99
00
01
02
03
04
05
06

Best Quarter:	**Q3 '02**	**+4.63%**
Worst Quarter:	**Q2 '04**	**-2.31%**

Average annual total returns *as of 12/31/06*

Share class/ inception date	1 Year	5 Years	10 Years
Class A (5/28/87) *returns before taxes*	**0.00%**	**4.61%**	**4.64%**
Class A *returns after taxes on distributions*	**-0.03%**	**4.57%**	**4.60%**
Class A *returns after taxes on distributions and sale of series shares*	**1.45%**	**4.56%**	**4.63%**
Class B (1/15/93) *returns before taxes*	**0.09%**	**4.69%**	**4.80%***
Class C (8/15/95) *returns before taxes*	**2.84%**	**4.76%**	**4.30%**
Lehman Brothers Municipal Bond Index** *reflects no deduction for fees, expenses or taxes*	**4.84%**	**5.53%**	**5.76%**

* *Assumes conversion of Class B shares to Class A shares at end of the sixth year following the date of purchase.*

** *Unlike the series, the Lehman Index is not composed of bonds of a single state.*

What this series is — and isn't

This series is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this series is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this series, but you also have the potential to make money.

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for the Minnesota series in the table below.

Fee table

	Class A	Class B*	Class C
Shareholder transaction fees *(fees paid from your account)*			
Maximum front-end sales charge on purchases *% of offering price*	**4.50**	**none**	**none**
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	**none****	**4.00**	**1.00**
Annual fund operating expenses *(expenses paid from series assets)* *% of average daily net assets*			
Management fees	**0.55**	**0.55**	**0.55**
Rule 12b-1 fee	**none**	**0.50**	**0.75**
Shareholder services fee	**0.25**	**0.25**	**0.25**
Other expenses	**0.15**	**0.16**	**0.15**
Interest expense***	**0.13**	**0.13**	**0.13**
Total	**1.08**	**1.59**	**1.83**

* *Class B shares of the series are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

** *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

*** *"Interest expense" represents for accounting purposes interest expense associated with the series' investment in inverse floaters. Not shown in the table is the additional income generated by these investments which amounted approximately to the interest expense as shown.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	**$555**	**$778**	**$1,019**	**$1,708**
Class B				
with redemption	**$562**	**$802**	**$1,066**	**$1,628**†
without redemption	**$162**	**$502**	**$866**	**$1,628**†
Class C				
with redemption	**$286**	**$576**	**$990**	**$2,148**
without redemption	**$186**	**$576**	**$990**	**$2,148**

† *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the series and assisting in all aspects of its operation.

Rule 12b-1 fee: the fee paid to the fund's distributor for financing the sale and distribution of Class B and Class C shares. Because this fee is paid out of the series' assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the series for miscellaneous items such as transfer agency, custody, professional and registration fees. Each series also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the series.

Ticker Symbols **Class A: PSNOX**
Class B: PMNBX
Class C: PNCCX

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in this series of the fund. The bar chart shows the changes in the series' Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the series' share classes to those of the Lehman Brothers Municipal Bond Index, a widely recognized, unmanaged index of long-term municipal bond performance. These returns include the series' applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the series' other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the series' other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*

Class A shares


9.80
5.75
-5.00
11.44
3.88
8.77
5.17
4.04
3.20
4.34
97
98
99
00
01
02
03
04
05
06

Best Quarter:	**Q3 '02**	**+5.18%**
Worst Quarter:	**Q2 '04**	**-2.07%**

Average annual total returns *as of 12/31/06*

Share class/ inception date	1 Year	5 Years	10 Years
Class A (8/1/91) *returns before taxes*	**-0.38%**	**4.12%**	**4.57%**
Class A *returns after taxes on distributions*	**-0.41%**	**4.11%**	**4.55%**
Class A *returns after taxes on distributions and sale of series shares*	**1.17%**	**4.11%**	**4.54%**
Class B (1/15/93) *returns before taxes*	**-0.20%**	**4.22%**	**4.73%***
Class C (8/15/95) *returns before taxes*	**2.55%**	**4.32%**	**4.28%**
Lehman Brothers Municipal Bond Index** *reflects no deduction for fees, expenses or taxes*	**4.84%**	**5.53%**	**5.76%**

* *Assumes conversion of Class B shares to Class A shares at end of the sixth year following the date of purchase.*

** *Unlike the series, the Lehman Index is not composed of bonds of a single state.*

What this series is — and isn't

This series is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this series is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this series, but you also have the potential to make money.

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for the North Carolina series in the table below.

Fee table

	Class A	Class B*	Class C
Shareholder transaction fees *(fees paid from your account)*			
Maximum front-end sales charge on purchases *% of offering price*	**4.50**	**none**	**none**
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	**none****	**4.00**	**1.00**
Annual fund operating expenses *(expenses paid from series assets)* *% of average daily net assets*			
Management fees	**0.55**	**0.55**	**0.55**
Rule 12b-1 fee	**none**	**0.50**	**0.75**
Shareholder services fee	**0.25**	**0.25**	**0.25**
Other expenses	**0.19**	**0.21**	**0.20**
Total	**0.99**	**1.51**	**1.75**

* *Class B shares of the series are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

** *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	**$546**	**$751**	**$972**	**$1,608**
Class B				
with redemption	**$554**	**$777**	**$1,024**	**$1,533*****
without redemption	**$154**	**$477**	**$824**	**$1,533*****
Class C				
with redemption	**$278**	**$551**	**$949**	**$2,062**
without redemption	**$178**	**$551**	**$949**	**$2,062**

*** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the series and assisting in all aspects of its operation.

Rule 12b-1 fee: the fee paid to the fund's distributor for financing the sale and distribution of Class B and Class C shares. Because this fee is paid out of the series' assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the series for miscellaneous items such as transfer agency, custody, professional and registration fees. Each series also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the series.

Ohio Series

Ticker Symbols **Class A: PSOHX**
Class B: POHBX
Class C: POHCX

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in this series of the fund. The bar chart shows the changes in the series' Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the series' share classes to those of the Lehman Brothers Municipal Bond Index, a widely recognized, unmanaged index of long-term municipal bond performance. These returns include the series' applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the series' other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the series' other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*

Class A shares



8.16
5.21
-3.38
10.80
4.42
7.66
4.67
4.09
3.14
4.26
97
98
99
00
01
02
03
04
05
06

Best Quarter:	**Q4 '00**	**+4.26%**
Worst Quarter:	**Q2 '04**	**-2.40%**

Average annual total returns *as of 12/31/06*

Share class/ inception date	1 Year	5 Years	10 Years
Class A (5/28/87) *returns before taxes*	**-0.45%**	**3.80%**	**4.37%**
Class A *returns after taxes on distributions*	**-0.45%**	**3.80%**	**4.30%**
Class A *returns after taxes on distributions and sale of series shares*	**1.10%**	**3.85%**	**4.35%**
Class B (1/15/93) *returns before taxes*	**-0.36%**	**3.87%**	**4.53%***
Class C (8/15/95) *returns before taxes*	**2.39%**	**3.97%**	**4.06%**
Lehman Brothers Municipal Bond Index** *reflects no deduction for fees, expenses or taxes*	**4.84%**	**5.53%**	**5.76%**

* *Assumes conversion of Class B shares to Class A shares at end of the sixth year following the date of purchase.*

** *Unlike the series, the Lehman Index is not composed of bonds of a single state.*

What this series is — and isn't

This series is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this series is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this series, but you also have the potential to make money.

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for the Ohio series in the table below.

Fee table

	Class A	Class B*	Class C
Shareholder transaction fees *(fees paid from your account)*			
Maximum front-end sales charge on purchases *% of offering price*	**4.50**	**none**	**none**
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	**none****	**4.00**	**1.00**
Annual fund operating expenses *(expenses paid from series assets)* *% of average daily net assets*			
Management fees	**0.55**	**0.55**	**0.55**
Rule 12b-1 fee	**none**	**0.50**	**0.75**
Shareholder services fee	**0.25**	**0.25**	**0.25**
Other expenses	**0.11**	**0.12**	**0.12**
Interest expense***	**0.11**	**0.11**	**0.11**
Total	**1.02**	**1.53**	**1.78**

* *Class B shares of the series are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

** *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

*** *"Interest expense" represents for accounting purposes interest expense associated with the series' investment in inverse floaters. Not shown in the table is the additional income generated by these investments which amounted approximately to the interest expense as shown.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	**$549**	**$760**	**$988**	**$1,642**
Class B				
with redemption	**$556**	**$783**	**$1,034**	**$1,561**†
without redemption	**$156**	**$483**	**$834**	**$1,561**†
Class C				
with redemption	**$281**	**$560**	**$964**	**$2,095**
without redemption	**$181**	**$560**	**$964**	**$2,095**

† *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the series and assisting in all aspects of its operation.

Rule 12b-1 fee: the fee paid to the fund's distributor for financing the sale and distribution of Class B and Class C shares. Because this fee is paid out of the series' assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the series for miscellaneous items such as transfer agency, custody, professional and registration fees. Each series also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the series.

Ticker Symbols **Class A: PTPAX**
Class B: PPABX
Class C: PPACX

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in this series of the fund. The bar chart shows the changes in the series' Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the series' share classes to those of the Lehman Brothers Municipal Bond Index, a widely recognized, unmanaged index of long-term municipal bond performance. These returns include the series' applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the series' other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the series' other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*

Class A shares


9.82
5.74
-4.75
12.33
1.80
9.10
4.72
4.57
3.33
4.45
97
98
99
00
01
02
03
04
05
06

Best Quarter:	**Q3 '02**	**+5.15%**
Worst Quarter:	**Q2 '04**	**-2.20%**

Average annual total returns *as of 12/31/06*

Share class/ inception date	1 Year	5 Years	10 Years
Class A (7/30/87) *returns before taxes*	**-0.25%**	**4.25%**	**4.53%**
Class A *returns after taxes on distributions*	**-0.25%**	**4.24%**	**4.39%**
Class A *returns after taxes on distributions and sale of series shares*	**1.15%**	**4.21%**	**4.44%**
Class B (1/15/93) *returns before taxes*	**-0.02%**	**4.35%**	**4.68%***
Class C (8/15/95) *returns before taxes*	**2.69%**	**4.44%**	**4.21%**
Lehman Brothers Municipal Bond Index** *reflects no deduction for fees, expenses or taxes*	**4.84%**	**5.53%**	**5.76%**

* *Assumes conversion of Class B shares to Class A shares at end of the sixth year following the date of purchase.*

** *Unlike the series, the Lehman Index is not composed of bonds of a single state.*

What this series is — and isn't

This series is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this series is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this series, but you also have the potential to make money.

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for the Pennsylvania series in the table below.

Fee table

	Class A	Class B*	Class C
Shareholder transaction fees *(fees paid from your account)*			
Maximum front-end sales charge on purchases *% of offering price*	**4.50**	**none**	**none**
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	**none****	**4.00**	**1.00**
Annual fund operating expenses *(expenses paid from series assets)* *% of average daily net assets*			
Management fees	**0.55**	**0.55**	**0.55**
Rule 12b-1 fee	**none**	**0.50**	**0.75**
Shareholder services fee	**0.25**	**0.25**	**0.25**
Other expenses	**0.14**	**0.16**	**0.13**
Total	**0.94**	**1.46**	**1.68**

* *Class B shares of the series are available only in connection with dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

** *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	**$542**	**$736**	**$947**	**$1,553**
Class B				
with redemption	**$549**	**$762**	**$997**	**$1,476*****
without redemption	**$149**	**$462**	**$797**	**$1,476*****
Class C				
with redemption	**$271**	**$530**	**$913**	**$1,987**
without redemption	**$171**	**$530**	**$913**	**$1,987**

*** *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the series and assisting in all aspects of its operation.

Rule 12b-1 fee: the fee paid to the fund's distributor for financing the sale and distribution of Class B and Class C shares. Because this fee is paid out of the series' assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the series for miscellaneous items such as transfer agency, custody, professional and registration fees. Each series also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the series.

Ticker Symbols **Class A: PSVAX**
Class B: PVABX
Class C: PVACX

PAST PERFORMANCE

The bar chart and table shown illustrate the risks of investing in this series of the fund. The bar chart shows the changes in the series' Class A performance from year to year. Sales loads are not reflected in the chart; if they were, the returns shown would have been lower. The table compares the average annual total returns of each of the series' share classes to those of the Lehman Brothers Municipal Bond Index, a widely recognized, unmanaged index of long-term municipal bond performance. These returns include the series' applicable sales loads. All returns assume reinvestment of dividends and distributions. Of course, past performance (before and after taxes) is no guarantee of future results. Performance for each share class will vary from the performance of the series' other share classes due to differences in charges and expenses.

After-tax performance is shown only for Class A shares. After-tax performance of the series' other share classes will vary. After-tax returns are calculated using the historical highest individual federal marginal income tax rates, and do not reflect the impact of state and local taxes. Actual after-tax returns depend on the investor's tax situation and may differ from those shown, and the after-tax returns shown are not relevant to investors who hold their shares through tax-deferred arrangements such as 401(k) plans or individual retirement accounts.

Year-by-year total returns *as of 12/31 each year (%)*

Class A shares



9.53
5.82
-4.72
11.13
4.15
8.12
4.17
3.82
2.73
3.62
97
98
99
00
01
02
03
04
05
06

Best Quarter:	**Q3 '02**	**+4.62%**
Worst Quarter:	**Q4 '99**	**-2.20%**

Average annual total returns *as of 12/31/06*

Share class/ inception date	1 Year	5 Years	10 Years
Class A (8/01/91) *returns before taxes*	**-1.01%**	**3.52%**	**4.28%**
Class A *returns after taxes on distributions*	**-1.01%**	**3.52%**	**4.25%**
Class A *returns after taxes on distributions and sale of series shares*	**0.73%**	**3.61%**	**4.30%**
Class B (1/15/93) *returns before taxes*	**-0.82%**	**3.61%**	**4.43%***
Class C (8/15/95) *returns before taxes*	**1.92%**	**3.71%**	**3.98%**
Lehman Brothers Municipal Bond Index** *reflects no deduction for fees, expenses or taxes*	**4.84%**	**5.53%**	**5.76%**

* *Assumes conversion of Class B shares to Class A shares at end of the sixth year following the date of purchase.*

** *Unlike the series, the Lehman Index is not composed of bonds of a single state.*

What this series is — and isn't

This series is a mutual fund: a pooled investment that is professionally managed and gives you the opportunity to participate in financial markets. It strives to reach its stated goal, although as with all mutual funds, it cannot offer guaranteed results.

An investment in this series is not a bank deposit. It is not insured or guaranteed by the FDIC or any other government agency. It is not a complete investment program. You could lose money in this series, but you also have the potential to make money.

EXPENSES

As an investor, you pay certain fees and expenses in connection with the fund, which are described for the Virginia series in the table below.

Fee table

	Class A	Class B*	Class C
Shareholder transaction fees *(fees paid from your account)*			
Maximum front-end sales charge on purchases *% of offering price*	**4.50**	**none**	**none**
Maximum contingent deferred sales charge (CDSC) *% of purchase or sale price, whichever is less*	**none****	**4.00**	**1.00**
Annual fund operating expenses *(expenses paid from series assets)* *% of average daily net assets*			
Management fees	**0.55**	**0.55**	**0.55**
Rule 12b-1 fee	**none**	**0.50**	**0.75**
Shareholder services fee	**0.25**	**0.25**	**0.25**
Other expenses	**0.19**	**0.21**	**0.19**
Interest expenses***	**0.12**	**0.12**	**0.12**
Total	**1.10**	**1.61**	**1.84**

* *Class B shares of the series are available only for dividend reinvestment and permitted exchanges of Class B shares of certain other funds.*

** *Shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a CDSC of 1.00% if redeemed within one year.*

*** *"Interest expense" represents for accounting purposes interest expense associated with the series' investment in inverse floaters. Not shown in the table is the additional income generated by these investments which amounted approximately to the interest expense as shown.*

Expense example

	1 Year	3 Years	5 Years	10 Years
Class A	**$558**	**$787**	**$1,034**	**$1,741**
Class B				
with redemption	**$566**	**$814**	**$1,087**	**$1,667** †
without redemption	**$166**	**$514**	**$887**	**$1,667** †
Class C				
with redemption	**$289**	**$585**	**$1,006**	**$2,180**
without redemption	**$189**	**$585**	**$1,006**	**$2,180**

† *Assumes conversion of Class B to Class A at end of the sixth year following the date of purchase.*

This example shows what you could pay in expenses over time. It uses the same hypothetical conditions other funds use in their prospectuses: $10,000 initial investment, 5% total return each year and no changes in expenses. Because actual returns and expenses will be different, the example is for comparison only.

Concepts to understand

Management fee: the fee paid to Dreyfus for managing the series and assisting in all aspects of its operation.

During the past fiscal year, Dreyfus assumed certain expenses of the Virginia series pursuant to an undertaking, reducing total expenses from 0.99% to 0.98% for Class A, from 1.51% to 1.49% for Class B, and from 1.73% to 1.72% for Class C shares. This undertaking was voluntary.

Rule 12b-1 fee: the fee paid to the fund's distributor for financing the sale and distribution of Class B and Class C shares. Because this fee is paid out of the series' assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

Shareholder services fee: the fee paid to the fund's distributor for shareholder account service and maintenance.

Other expenses: fees paid by the series for miscellaneous items such as transfer agency, custody, professional and registration fees. Each series also makes payments to certain financial intermediaries, including affiliates, who provide sub-administration, recordkeeping and/or sub-transfer agency services to beneficial owners of the series.

FINANCIAL HIGHLIGHTS

Connecticut Series

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in this series would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the series' financial statements, is included in the annual report, which is available upon request.

Class A		*(Unaudited) Six Months Ended October 31,* **2006**	*Year Ended April 30,* 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		11.78	12.11	11.90	12.19	11.86	11.72
Investment operations:	Investment income – net[1]	.25	.51	.51	.52	.55	.57
	Net realized and unrealized gain (loss) on investments	.17	(.33)	.21	(.29)	.32	.14
Total from investment operations		.42	.18	.72	.23	.87	.71
Distributions:	Dividends from investment income – net	(.25)	(.51)	(.51)	(.52)	(.54)	(.57)
Net asset value, end of period		11.95	11.78	12.11	11.90	12.19	11.86
Total Return (%)[2]		3.61[3]	1.52	6.17	1.84	7.51	6.16
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets[4]		1.20[5]	1.13	1.04	.99	1.04	1.11
Ratio of net expenses to average net assets[4]		1.20[5]	1.13	1.03	.99	1.04	1.11
Ratio of net investment income to average net assets		4.21	4.29	4.25	4.23	4.53	4.81
Portfolio turnover rate		26.50[3]	14.24	20.07	34.08	38.11	15.96
Net assets, end of period ($ x 1,000)		260,544	259,930	274,204	281,559	305,076	301,044

1 *Based on average shares outstanding at each month end.*

2 *Exclusive of sales charge.*

3 *Not annualized.*

4 *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*

5 *Annualized.*

Class B		(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		11.77	12.10	11.89	12.18	11.85	11.71
Investment operations:	Investment income – net[1]	.22	.45	.45	.45	.48	.51
	Net realized and unrealized gain (loss) on investments	.17	(.33)	.21	(.29)	.33	.14
Total from investment operations		.39	.12	.66	.16	.81	.65
Distributions:	Dividends from investment income – net	(.22)	(.45)	(.45)	(.45)	(.48)	(.51)
Net asset value, end of period		11.94	11.77	12.10	11.89	12.18	11.85
Total Return (%)[2]		3.34[3]	1.00	5.63	1.31	6.96	5.61
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets[4]		1.71[5]	1.66	1.56	1.50	1.55	1.63
Ratio of net expenses to average net assets[4]		1.71[5]	1.66	1.55	1.50	1.55	1.63
Ratio of net investment income to average net assets		3.69[4]	3.76	3.73	3.71	4.01	4.28
Portfolio turnover rate		26.50[3]	14.24	20.07	34.08	38.11	15.96
Net assets, end of period ($ x 1,000)		21,277	24,853	32,919	40,806	46,460	43,070

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Not annualized.*

[4] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*

[5] *Annualized.*

Class C		(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		11.76	12.09	11.88	12.16	11.84	11.70
Investment operations:	Investment income – net[1]	.20	.42	.42	.42	.45	.48
	Net realized and unrealized gain (loss) on investments	.17	(.33)	.21	(.28)	.32	.14
Total from investment operations		.37	.09	.63	.14	.77	.62
Distributions:	Dividends from investment income – net	(.20)	(.42)	(.42)	(.42)	(.45)	(.48)
Net asset value, end of period		11.93	11.76	12.09	11.88	12.16	11.84
Total Return (%)[2]		3.22[3]	.76	5.37	1.15	6.62	5.36
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets[4]		1.95[5]	1.89	1.80	1.74	1.79	1.86
Ratio of net expenses to average net assets[4]		1.95[5]	1.89	1.79	1.74	1.79	1.86
Ratio of net investment income to average net assets		3.44[5]	3.52	3.49	3.47	3.77	4.03
Portfolio turnover rate		26.50[3]	14.24	20.07	34.08	38.11	15.96
Net assets, end of period ($ x 1,000)		11,777	11,429	11,643	11,721	12,217	9,684

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Not annualized.*

[4] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*

[5] *Annualized.*

FINANCIAL HIGHLIGHTS

Florida Series

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in this series would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the series' financial statements, is included in the annual report, which is available upon request.

Class A		*(Unaudited) Six Months Ended October 31,*	*Year Ended April 30,*				
		2006	2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		14.03	14.35	14.06	14.41	13.94	13.69
Investment operations:	Investment income – net[1]	.29	.56	.56	.59	.62	.62
	Net realized and unrealized gain (loss) on investments	.27	(.32)	.29	(.35)	.47	.25
Total from investment operations		.56	.24	.85	.24	1.09	.87
Distributions:	Dividends from investment income – net	(.29)	(.56)	(.56)	(.59)	(.62)	(.62)
	Dividends from net realized gain on investments	–	–	–	–	–	(.00)[2]
Total distributions		(.29)	(.56)	(.56)	(.59)	(.62)	(.62)
Net asset value, end of period		14.30	14.03	14.35	14.06	14.41	13.94
Total Return (%)[3]		4.00[4]	1.66	6.16	1.69	7.96	6.48
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets		.96[5]	.96	.97	.88	.94	.95
Ratio of net expenses to average net assets		.95[5]	.95	.96	.88	.94	.94
Ratio of net investment income to average net assets		4.01[5]	3.91	3.95	4.13	4.37	4.47
Portfolio turnover rate		6.66[4]	8.74	3.39	11.62	25.52	52.76
Net assets, end of period ($ x 1,000)		78,730	81,940	89,691	99,251	109,664	112,641

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Exclusive of sales charge.*
[4] *Not annualized.*
[5] *Annualized.*

Class B	(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period	14.03	14.34	14.06	14.40	13.93	13.68
Investment operations: Investment income – net[1]	.25	.48	.49	.52	.55	.55
Net realized and unrealized gain (loss) on investments	.26	(.31)	.28	(.34)	.47	.25
Total from investment operations	.51	.17	.77	.18	1.02	.80
Distributions: Dividends from investment income – net	(.25)	(.48)	(.49)	(.52)	(.55)	(.55)
Dividends from net realized gain on investments	–	–	–	–	–	(.00)[2]
Total distributions	(.25)	(.48)	(.49)	(.52)	(.55)	(.55)
Net asset value, end of period	14.29	14.03	14.34	14.06	14.40	13.93
Total Return (%)[3]	3.67[4]	1.22	5.56	1.25	7.43	5.94
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.50[5]	1.46	1.46	1.38	1.43	1.45
Ratio of net expenses to average net assets	1.49[5]	1.45	1.46	1.37	1.43	1.44
Ratio of net investment income to average net assets	3.62[5]	3.40	3.45	3.64	3.86	3.96
Portfolio turnover rate	6.66[4]	8.74	3.39	11.62	25.52	52.76
Net assets, end of period ($ x 1,000)	6,434	7,252	8,852	10,193	13,012	9,332

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Exclusive of sales charge.*
[4] *Not annualized.*
[5] *Annualized.*

Class C	(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period	14.03	14.35	14.06	14.41	13.94	13.69
Investment operations: Investment income – net[1]	.23	.45	.46	.49	.51	.51
Net realized and unrealized gain (loss) on investments	.27	(.32)	.29	(.35)	.47	.26
Total from investment operations	.50	.13	.75	.14	.98	.77
Distributions: Dividends from investment income – net	(.23)	(.45)	(.46)	(.49)	(.51)	(.52)
Dividends from net realized gain on investments	–	–	–	–	–	(.00)[2]
Total distributions	(.23)	(.45)	(.46)	(.49)	(.51)	(.52)
Net asset value, end of period	14.30	14.03	14.35	14.06	14.41	13.94
Total Return (%)[3]	3.61[4]	.91	5.39	.94	7.17	5.68
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.71[5]	1.69	1.69	1.61	1.68	1.68
Ratio of net expenses to average net assets	1.70[5]	1.68	1.68	1.61	1.68	1.67
Ratio of net investment income to average net assets	3.27[5]	3.17	3.22	3.38	3.62	3.69
Portfolio turnover rate	6.66[4]	8.74	3.39	11.62	25.52	52.76
Net assets, end of period ($ x 1,000)	4,068	4,060	4,871	4,659	3,897	2,663

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Exclusive of sales charge.*
[4] *Not annualized.*
[5] *Annualized.*

FINANCIAL HIGHLIGHTS

Maryland Series

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in this series would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the series' financial statements, is included in the annual report, which is available upon request.

Class A		*(Unaudited) Six Months Ended October 31,* **2006**	*Year Ended April 30,* 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		12.12	12.36	12.12	12.37	11.82	11.94
Investment operations:	Investment income — net[1]	.24	.48	.48	.51	.55	.59
	Net realized and unrealized gain (loss) on investments	.18	(.24)	.24	(.25)	.55	(.10)
Total from investment operations		.42	.24	.72	.26	1.10	.49
Distributions:	Dividends from investment income — net	(.24)	(.48)	(.48)	(.51)	(.55)	(.59)
	Dividends from net realized gain on investments	—	(.00)[2]	—	—	(.00)[2]	(.02)
Total distributions		(.24)	(.48)	(.48)	(.51)	(.55)	(.61)
Net asset value, end of period		12.30	12.12	12.36	12.12	12.37	11.82
Total Return (%)[3]		3.51[4]	1.96	6.03	2.12	9.49	4.19
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets		.90[5]	.91	.93	.92	.93	.92
Ratio of net expenses to average net assets		.89[5]	.91	.93	.92	.93	.92
Ratio of net investment income to average net assets		3.94[5]	3.87	3.90	4.15	4.53	4.93
Portfolio turnover rate		2.61[4]	14.38	4.33	20.40	32.27	35.83
Net assets, end of period ($ x 1,000)		188,818	192,953	202,323	213,004	234,408	228,669

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Exclusive of sales charge.*
[4] *Not annualized.*
[5] *Annualized.*

Class B		(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		12.12	12.36	12.12	12.37	11.83	11.94
Investment operations:	Investment income – net[1]	.21	.41	.42	.45	.49	.53
	Net realized and unrealized gain (loss) on investments	.18	(.24)	.24	(.25)	.54	(.09)
Total from investment operations		.39	.17	.66	.20	1.03	.44
Distributions:	Dividends from investment income – net	(.21)	(.41)	(.42)	(.45)	(.49)	(.55)
	Dividends from net realized gain on investments	–	(.00)[2]	–	–	(.00)[2]	(.02)
Total distributions		(.21)	(.41)	(.42)	(.45)	(.49)	(.55)
Net asset value, end of period		12.30	12.12	12.36	12.12	12.37	11.83
Total Return (%)[3]		3.25[4]	1.43	5.49	1.61	8.86	3.75
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets		1.40[5]	1.42	1.43	1.42	1.44	1.43
Ratio of net expenses to average net assets		1.39[5]	1.42	1.43	1.42	1.44	1.43
Ratio of net investment income to average net assets		3.44[5]	3.35	3.40	3.65	4.01	4.41
Portfolio turnover rate		2.61[4]	14.38	4.33	20.40	32.27	35.83
Net assets, end of period ($ x 1,000)		26,080	29,140	37,811	50,140	57,892	52,833

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Exclusive of sales charge.*
[4] *Not annualized.*
[5] *Annualized.*

Class C		(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		12.12	12.37	12.12	12.38	11.83	11.94
Investment operations:	Investment income – net[1]	.19	.38	.39	.41	.46	.50
	Net realized and unrealized gain (loss) on investments	.19	(.25)	.25	(.26)	.55	(.09)
Total from investment operations		.38	.13	.64	.15	1.01	.41
Distributions:	Dividends from investment income – net	(.19)	(.38)	(.39)	(.41)	(.46)	(.50)
	Dividends from net realized gain on investments	–	(.00)[2]	–	–	(.00)[2]	(.02)
Total distributions		(.19)	(.38)	(.39)	(.41)	(.46)	(.50)
Net asset value, end of period		12.31	12.12	12.37	12.12	12.38	11.83
Total Return (%)[3]		3.20[4]	1.09	5.31	1.26	8.66	3.48
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets		1.66[5]	1.69	1.69	1.68	1.70	1.67
Ratio of net expenses to average net assets		1.65[5]	1.69	1.69	1.68	1.70	1.67
Ratio of net investment income to average net assets		3.18[5]	3.10	3.14	3.37	3.74	4.15
Portfolio turnover rate		2.61[4]	14.38	4.33	20.40	32.27	35.83
Net assets, end of period ($ x 1,000)		4,435	4,702	5,650	6,185	6,128	4,194

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Exclusive of sales charge.*
[4] *Not annualized.*
[5] *Annualized.*

FINANCIAL HIGHLIGHTS

Massachusetts Series

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in this series would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the series' financial statements, is included in the annual report, which is available upon request.

		(Unaudited) Six Months Ended October 31,	*Year Ended April 30,*				
Class A		**2006**	2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		11.56	11.87	11.50	11.80	11.30	11.14
Investment operations:	Investment income – net[1]	.23	.46	.46	.46	.50	.53
	Net realized and unrealized gain (loss) on investments	.21	(.29)	.39	(.21)	.50	.16
Total from investment operations		.44	.17	.85	.25	1.00	.69
Distributions:	Dividends from investment income – net	(.23)	(.46)	(.46)	(.46)	(.50)	(.53)
	Dividends from net realized gain on investments	–	(.02)	(.02)	(.09)	–	–
Total distributions		(.23)	(.48)	(.48)	(.55)	(.50)	(.53)
Net asset value, end of period		11.77	11.56	11.87	11.50	11.80	11.30
Total Return (%)[2]		3.88[3]	1.48	7.54	2.15	9.04	6.25
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets		.92[4]	.92	.97	.99	.98	.97
Ratio of net expenses to average net assets		.92[4]	.92	.97	.99	.98	.97
Ratio of net investment income to average net assets		4.00[4]	3.92	3.96	3.94	4.35	4.66
Portfolio turnover rate		11.12[3]	34.00	43.92	46.61	70.83	58.32
Net assets, end of period ($ x 1,000)		52,172	49,913	51,884	50,624	56,826	51,756

1 *Based on average shares outstanding at each month end.*
2 *Exclusive of sales charge.*
3 *Not annualized.*
4 *Annualized.*

Class B		(Unaudited) Six Months Ended October 31, **2006**	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		11.54	11.86	11.50	11.80	11.29	11.14
Investment operations:	Investment income — net[1]	.20	.40	.40	.40	.44	.46
	Net realized and unrealized gain (loss) on investments	.21	(.30)	.38	(.21)	.51	.16
Total from investment operations		.41	.10	.78	.19	.95	.62
Distributions:	Dividends from investment income — net	(.20)	(.40)	(.40)	(.40)	(.44)	(.47)
	Dividends from net realized gain on investments	–	(.02)	(.02)	(.09)	–	–
Total distributions		(.20)	(.42)	(.42)	(.49)	(.44)	(.47)
Net asset value, end of period		11.75	11.54	11.86	11.50	11.80	11.29
Total Return (%)[2]		3.62[3]	.86	6.89	1.62	8.58	5.61
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets		1.44[4]	1.45	1.49	1.51	1.48	1.48
Ratio of net expenses to average net assets		1.44[4]	1.45	1.49	1.51	1.48	1.48
Ratio of net investment income to average net assets		3.48[4]	3.39	3.44	3.41	3.80	4.13
Portfolio turnover rate		11.12[3]	34.00	43.92	46.61	70.83	58.32
Net assets, end of period ($ x 1,000)		4,582	5,188	6,239	6,990	6,944	4,611

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Annualized.*

Class C		*(Unaudited) Six Months Ended October 31,* **2006**	*Year Ended April 30,* 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		11.56	11.88	11.51	11.82	11.31	11.15
Investment operations:	Investment income — net[1]	.19	.37	.37	.38	.41	.42
	Net realized and unrealized gain (loss) on investments	.22	(.30)	.39	(.23)	.52	.17
Total from investment operations		.41	.07	.76	.15	.93	.59
Distributions:	Dividends from investment income — net	(.19)	(.37)	(.37)	(.37)	(.42)	(.43)
	Dividends from net realized gain on investments	—	(.02)	(.02)	(.09)	—	—
Total distributions		(.19)	(.39)	(.39)	(.46)	(.42)	(.43)
Net asset value, end of period		11.78	11.56	11.88	11.51	11.82	11.31
Total Return (%)[2]		3.58[3]	.64	6.74	1.29	8.31	5.39
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets		1.66[4]	1.66	1.72	1.74	1.71	1.72
Ratio of net expenses to average net assets		1.66[4]	1.66	1.71	1.74	1.71	1.72
Ratio of net investment income to average net assets		3.25[4]	3.18	3.20	3.15	3.50	3.81
Portfolio turnover rate		11.12[3]	34.00	43.92	46.61	70.83	58.32
Net assets, end of period ($ x 1,000)		4,009	4,478	4,214	3,680	2,532	725

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Annualized.*

Class Z		(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005[1]
Per-Share Data ($):				
Net asset value, beginning of period		11.55	11.87	11.88
Investment operations:	Investment income – net[2]	.25	.48	.25
	Net realized and unrealized gain (loss) on investments	.22	(.30)	.01
Total from investment operations		.47	.18	.26
Distributions:	Dividends from investment income – net	(.25)	(.48)	(.25)
	Dividends from net realized gain on investments	–	(.02)	(.02)
Total distributions		(.25)	(.50)	(.27)
Net asset value, end of period		11.77	11.55	11.87
Total Return (%)		4.07[3]	1.56	2.23[3]
Ratios/Supplemental Data (%):				
Ratio of total expenses to average net assets		.73[4]	.76	.77[4]
Ratio of net expenses to average net assets		.73[4]	.75	.76[4]
Ratio of net investment income to average net assets		4.19[4]	4.09	4.07[4]
Portfolio turnover rate		11.12[3]	34.00	43.92
Net assets, end of period ($ x 1,000)		136,174	137,011	147,338

[1] *From October 21, 2004 (commencement of initial offering) to April 30, 2005.*
[2] *Based on average shares outstanding at each month end.*
[3] *Not annualized.*
[4] *Annualized.*

FINANCIAL HIGHLIGHTS

Michigan Series

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in this series would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the series' financial statements, is included in the annual report, which is available upon request.

Class A		*(Unaudited) Six Months Ended October 31,* **2006**	*Year Ended April 30,* 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		14.98	15.28	14.95	15.51	15.07	14.82
Investment operations:	Investment income – net [1]	.32	.62	.65	.68	.72	.73
	Net realized and unrealized gain (loss) on investments	.31	(.30)	.33	(.56)	.44	.25
Total from investment operations		.63	.32	.98	.12	1.16	.98
Distributions:	Dividends from investment income – net	(.32)	(.62)	(.65)	(.68)	(.72)	(.73)
Net asset value, end of period		15.29	14.98	15.28	14.95	15.51	15.07
Total Return (%) [2]		4.22 [3]	2.11	6.68	.72	7.85	6.72
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets [4]		1.14 [5]	1.11	1.09	1.06	1.08	1.04
Ratio of net expenses to average net assets [4]		1.14 [5]	1.10	1.09	1.06	1.08	1.04
Ratio of net investment income to average net assets		4.15 [5]	4.08	4.30	4.39	4.70	4.86
Portfolio turnover rate		8.62 [3]	17.78	21.12	20.76	27.03	38.11
Net assets, end of period ($ x 1,000)		94,490	96,826	102,251	104,551	116,844	117,732

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Not annualized.*

[4] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*

[5] *Annualized.*

Class B	(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period	14.98	15.28	14.95	15.51	15.06	14.82
Investment operations: Investment income — net[1]	.27	.54	.57	.60	.64	.65
Net realized and unrealized gain (loss) on investments	.31	(.30)	.33	(.56)	.45	.24
Total from investment operations	.58	.24	.90	.04	1.09	.89
Distributions: Dividends from investment income — net	(.27)	(.54)	(.57)	(.60)	(.64)	(.65)
Net asset value, end of period	15.29	14.98	15.28	14.95	15.51	15.06
Total Return (%)[2]	3.94[3]	1.58	6.14	.21	7.38	6.11
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets[4]	1.70[5]	1.65	1.62	1.56	1.58	1.54
Ratio of net expenses to average net assets[4]	1.70[5]	1.63	1.61	1.56	1.58	1.54
Ratio of net investment income to average net assets	3.62[5]	3.55	3.81	3.88	4.18	4.34
Portfolio turnover rate	8.62[3]	17.78	21.12	20.76	27.03	38.11
Net assets, end of period ($ x 1,000)	2,838	3,926	6,114	9,347	11,449	10,201

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*
[5] *Annualized.*

Class C	(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period	14.99	15.28	14.96	15.51	15.07	14.82
Investment operations: Investment income — net[1]	.26	.51	.54	.56	.60	.62
Net realized and unrealized gain (loss) on investments	.31	(.29)	.32	(.55)	.45	.25
Total from investment operations	.57	.22	.86	.01	1.05	.87
Distributions: Dividends from investment income — net	(.26)	(.51)	(.54)	(.56)	(.61)	(.62)
Net asset value, end of period	15.30	14.99	15.28	14.96	15.51	15.07
Total Return (%)[2]	3.84[3]	1.44	5.84	.06	7.07	5.93
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets[4]	1.87[5]	1.84	1.82	1.78	1.81	1.78
Ratio of net expenses to average net assets[4]	1.87[5]	1.82	1.82	1.78	1.81	1.78
Ratio of net investment income to average net assets	3.42[5]	3.35	3.59	3.66	3.93	4.05
Portfolio turnover rate	8.62[3]	17.78	21.12	20.76	27.03	38.11
Net assets, end of period ($ x 1,000)	4,898	5,602	5,588	6,885	7,508	4,978

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*
[5] *Annualized.*

FINANCIAL HIGHLIGHTS

Minnesota Series

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in this series would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the series' financial statements, is included in the annual report, which is available upon request.

Class A		*(Unaudited) Six Months Ended October 31,* **2006**	*Year Ended April 30,* 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		15.17	15.42	15.19	15.57	14.88	14.60
Investment operations:	Investment income – net[1]	.32	.64	.64	.65	.67	.70
	Net realized and unrealized gain (loss) on investments	.25	(.25)	.40	(.36)	.69	.28
Total from investment operations		.57	.39	1.04	.29	1.36	.98
Distributions:	Dividends from investment income – net	(.32)	(.64)	(.65)	(.65)	(.67)	(.70)
	Dividends from net realized gain on investments	–	–	(.16)	(.02)	–	–
Total distributions		(.32)	(.64)	(.81)	(.67)	(.67)	(.70)
Net asset value, end of period		15.42	15.17	15.42	15.19	15.57	14.88
Total Return (%)[2]		3.81[3]	2.58	6.99	1.85	9.31	6.82
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets[4]		1.10[5]	1.08	1.02	.98	1.01	1.02
Ratio of net expenses to average net assets[4]		1.09[5]	1.07	1.01	.98	1.01	1.02
Ratio of net investment income to average net assets		4.19[5]	4.19	4.21	4.20	4.39	4.71
Portfolio turnover rate		3.16[3]	7.24	9.86	29.35	22.45	33.33
Net assets, end of period ($ x 1,000)		104,988	102,510	107,083	111,837	122,406	117,881

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Not annualized.*

[4] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*

[5] *Annualized.*

Class B	(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period	15.19	15.44	15.22	15.59	14.90	14.62
Investment operations: Investment income – net[1]	.28	.56	.56	.57	.59	.62
Net realized and unrealized gain (loss) on investments	.26	(.24)	.39	(.35)	.69	.28
Total from investment operations	.54	.32	.95	.22	1.28	.90
Distributions: Dividends from investment income – net	(.28)	(.57)	(.57)	(.57)	(.59)	(.62)
Dividends from net realized gain on investments	–	–	(.16)	(.02)	–	–
Total distributions	(.28)	(.57)	(.73)	(.59)	(.59)	(.62)
Net asset value, end of period	15.45	15.19	15.44	15.22	15.59	14.90
Total Return (%)[2]	3.61[3]	2.06	6.36	1.40	8.74	6.26
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets[4]	1.61[5]	1.59	1.53	1.48	1.51	1.53
Ratio of net expenses to average net assets[4]	1.60[5]	1.58	1.52	1.48	1.51	1.53
Ratio of net investment income to average net assets	3.68[5]	3.68	3.70	3.69	3.85	4.18
Portfolio turnover rate	3.16[3]	7.24	9.86	29.35	22.45	33.33
Net assets, end of period ($ x 1,000)	9,797	10,420	12,621	16,493	18,089	13,714

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*
[5] *Annualized.*

Class C	(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period	15.19	15.44	15.21	15.59	14.90	14.62
Investment operations: Investment income – net[1]	.26	.53	.53	.53	.55	.56
Net realized and unrealized gain (loss) on investments	.26	(.25)	.39	(.36)	.69	.31
Total from investment operations	.52	.28	.92	.17	1.24	.87
Distributions: Dividends from investment income – net	(.26)	(.53)	(.53)	(.53)	(.55)	(.59)
Dividends from net realized gain on investments	–	–	(.16)	(.02)	–	–
Total distributions	(.26)	(.53)	(.69)	(.55)	(.55)	(.59)
Net asset value, end of period	15.45	15.19	15.44	15.21	15.59	14.90
Total Return (%)[2]	3.48[3]	1.81	6.18	1.09	8.48	5.99
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets[4]	1.85[5]	1.83	1.77	1.72	1.76	1.78
Ratio of net expenses to average net assets[4]	1.84[5]	1.82	1.76	1.72	1.76	1.78
Ratio of net investment income to average net assets	3.44[5]	3.43	3.45	3.43	3.61	3.85
Portfolio turnover rate	3.16[3]	7.24	9.86	29.35	22.45	33.33
Net assets, end of period ($ x 1,000)	4,330	4,398	4,542	4,922	4,189	3,211

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*
[5] *Annualized.*

FINANCIAL HIGHLIGHTS

North Carolina Series

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in this series would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the series' financial statements, is included in the annual report, which is available upon request.

Class A	*(Unaudited) Six Months Ended October 31,* **2006**	*Year Ended April 30,* 2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period	13.76	14.04	13.71	14.00	13.44	13.21
Investment operations: Investment income – net[1]	.29	.56	.53	.55	.57	.61
Net realized and unrealized gain (loss) on investments	.23	(.28)	.33	(.29)	.56	.23
Total from investment operations	.52	.28	.86	.26	1.13	.84
Distributions: Dividends from investment income – net	(.29)	(.56)	(.53)	(.55)	(.57)	(.61)
Net asset value, end of period	13.99	13.76	14.04	13.71	14.00	13.44
Total Return (%)[2]	3.79[3]	2.01	6.36	1.83	8.56	6.46
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.00[4]	.99	.98	.96	.96	.95
Ratio of net expenses to average net assets	1.00[4]	.99	.98	.96	.96	.95
Ratio of net investment income to average net assets	4.10[4]	4.01	3.79	3.92	4.15	4.54
Portfolio turnover rate	17.18[3]	37.61	38.85	56.50	49.19	36.45
Net assets, end of period ($ x 1,000)	59,680	60,682	62,461	62,223	65,899	61,807

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Annualized.*

Class B	(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period	13.75	14.03	13.70	13.99	13.42	13.20
Investment operations: Investment income – net[1]	.25	.48	.45	.48	.50	.54
Net realized and unrealized gain (loss) on investments	.23	(.27)	.34	(.30)	.57	.22
Total from investment operations	.48	.21	.79	.18	1.07	.76
Distributions: Dividends from investment income – net	(.25)	(.49)	(.46)	(.47)	(.50)	(.54)
Net asset value, end of period	13.98	13.75	14.03	13.70	13.99	13.42
Total Return (%)[2]	3.52[3]	1.49	5.82	1.32	8.10	5.85
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.52[4]	1.51	1.49	1.46	1.46	1.45
Ratio of net expenses to average net assets	1.52[4]	1.51	1.49	1.46	1.46	1.45
Ratio of net investment income to average net assets	3.59[4]	3.49	3.28	3.42	3.65	4.04
Portfolio turnover rate	17.18[3]	37.61	38.85	56.50	49.19	36.45
Net assets, end of period ($ x 1,000)	6,832	7,430	10,366	14,133	18,503	19,598

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Annualized.*

Class C	(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period	13.77	14.05	13.71	14.01	13.44	13.22
Investment operations: Investment income – net[1]	.23	.45	.42	.44	.47	.51
Net realized and unrealized gain (loss) on investments	.23	(.28)	.34	(.30)	.57	.22
Total from investment operations	.46	.17	.76	.14	1.04	.73
Distributions: Dividends from investment income – net	(.23)	(.45)	(.42)	(.44)	(.47)	(.51)
Net asset value, end of period	14.00	13.77	14.05	13.71	14.01	13.44
Total Return (%)[2]	3.39[3]	1.25	5.64	1.00	7.83	5.60
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.77[4]	1.75	1.73	1.70	1.70	1.68
Ratio of net expenses to average net assets	1.77[4]	1.75	1.73	1.70	1.70	1.68
Ratio of net investment income to average net assets	3.34	3.25	3.04	3.16	3.37	3.76
Portfolio turnover rate	17.18[3]	37.61	38.85	56.50	49.19	36.45
Net assets, end of period ($ x 1,000)	1,650	1,678	2,287	2,031	1,890	1,423

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Annualized.*

FINANCIAL HIGHLIGHTS

Ohio Series

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in this series would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the series' financial statements, is included in the annual report, which is available upon request.

Class A		*(Unaudited)* *Six Months Ended* *October 31,* **2006**	*Year Ended April 30,* 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		12.50	12.78	12.48	12.84	12.48	12.29
Investment operations:	Investment income – net[1]	.26	.52	.52	.52	.55	.58
	Net realized and unrealized gain (loss) on investments	.21	(.28)	.30	(.36)	.36	.19
Total from investment operations		.47	.24	.82	.16	.91	.77
Distributions:	Dividends from investment income – net	(.26)	(.52)	(.52)	(.52)	(.55)	(.58)
Net asset value, end of period		12.71	12.50	12.78	12.48	12.84	12.48
Total Return (%)[2]		3.81[3]	1.92	6.70	1.25	7.39	6.35
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets		1.03[4,5]	1.02[5]	.97[5]	.94[5]	.93[5]	.92
Ratio of net expenses to average net assets		1.03[4,5]	1.02[5]	.97[5]	.94[5]	.93[5]	.92
Ratio of net investment income to average net assets		4.12[4,5]	4.12	4.12	4.09	4.33	4.64
Portfolio turnover rate		11.82[3]	13.57	5.30	18.49	48.42	32.20
Net assets, end of period ($ x 1,000)		185,182	184,312	189,946	198,836	212,474	210,000

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Not annualized.*

[4] *Annualized.*

[5] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*

Class B		(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		12.50	12.78	12.48	12.84	12.48	12.29
Investment operations:	Investment income — net[1]	.23	.46	.45	.46	.48	.51
	Net realized and unrealized gain (loss) on investments	.21	(.28)	.31	(.36)	.36	.20
Total from investment operations		.44	.18	.76	.10	.84	.71
Distributions:	Dividends from investment income — net	(.23)	(.46)	(.46)	(.46)	(.48)	(.52)
Net asset value, end of period		12.71	12.50	12.78	12.48	12.84	12.48
Total Return (%)[2]		3.54[3]	1.40	6.15	.74	6.86	5.82
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets		1.56[4,5]	1.53[5]	1.48[5]	1.45[5]	1.43[5]	1.42
Ratio of net expenses to average net assets		1.56[4,5]	1.53[5]	1.48[5]	1.45[5]	1.43[5]	1.42
Ratio of net investment income to average net assets		3.60[4,5]	3.61	3.61	3.59	3.82	4.13
Portfolio turnover rate		11.82[3]	13.57	5.30	18.49	48.42	32.20
Net assets, end of period ($ x 1,000)		17,745	22,108	28,740	37,779	45,655	40,904

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Annualized.*
[5] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*

Class C		(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		12.52	12.80	12.50	12.86	12.50	12.30
Investment operations:	Investment income — net[1]	.21	.43	.42	.42	.45	.48
	Net realized and unrealized gain (loss) on investments	.21	(.28)	.31	(.36)	.36	.21
Total from investment operations		.42	.15	.73	.06	.84	.69
Distributions:	Dividends from investment income — net	(.21)	(.43)	(.43)	(.42)	(.45)	(.49)
Net asset value, end of period		12.73	12.52	12.80	12.50	12.86	12.50
Total Return (%)[2]		3.40[3]	1.15	5.89	.48	6.60	5.65
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets		1.80[4,5]	1.78[5]	1.73[5]	1.70[5]	1.67[5]	1.65
Ratio of net expenses to average net assets		1.80[4,5]	1.77[5]	1.73[5]	1.70[5]	1.67[5]	1.65
Ratio of net investment income to average net assets		3.35[4,5]	3.36	3.36	3.32	3.58	3.86
Portfolio turnover rate		11.82[3]	13.57	5.30	18.49	48.42	32.20
Net assets, end of period ($ x 1,000)		9,757	9,939	10,406	11,051	10,163	9,407

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Annualized.*
[5] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*

FINANCIAL HIGHLIGHTS

Pennsylvania Series

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in this series would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the series' financial statements, is included in the annual report, which is available upon request.

Class A		*(Unaudited) Six Months Ended October 31,* **2006**	*Year Ended April 30,* 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		15.88	16.19	15.78	16.13	15.47	15.40
Investment operations:	Investment income – net[1]	.31	.62	.62	.63	.66	.72
	Net realized and unrealized gain (loss) on investments	.36	(.31)	.41	(.34)	.69	.07
Total from investment operations		.67	.31	1.03	.29	1.35	.79
Distributions:	Dividends from investment income – net	(.31)	(.62)	(.62)	(.63)	(.66)	(.71)
	Dividends from net realized gain on investments	–	–	–	(.01)	(.03)	(.01)
Total distributions		(.31)	(.62)	(.62)	(.64)	(.69)	(.72)
Net asset value, end of period		16.24	15.88	16.19	15.78	16.13	15.47
Total Return (%)[2]		4.27[3]	1.89	6.62	1.78	8.86	5.18
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets		.93[4]	.94	.95	.94	.94	.93
Ratio of net expenses to average net assets		.92[4]	.94	.95	.94	.94	.93
Ratio of net investment income to average net assets		3.87[4]	3.82	3.86	3.92	4.16	4.60
Portfolio turnover rate		4.66[3]	11.89	10.18	6.39	33.76	36.46
Net assets, end of period ($ x 1,000)		147,087	147,733	155,436	161,796	191,003	190,173

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Not annualized.*
[4] *Annualized.*

Class B	(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period	15.87	16.18	15.77	16.11	15.46	15.38
Investment operations: Investment income – net[1]	.27	.53	.53	.55	.58	.64
Net realized and unrealized gain (loss) on investments	.36	(.31)	.42	(.34)	.68	.08
Total from investment operations	.63	.22	.95	.21	1.26	.72
Distributions: Dividends from investment income – net	(.27)	(.53)	(.54)	(.54)	(.58)	(.72)
Dividends from net realized gain on investments	–	–	–	(.01)	(.03)	(.01)
Total distributions	(.27)	(.53)	(.54)	(.55)	(.61)	(.64)
Net asset value, end of period	16.23	15.87	16.18	15.77	16.11	15.46
Total Return (%)[2]	4.00[3]	1.37	6.08	1.32	8.25	4.72
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.45[4]	1.46	1.46	1.45	1.45	1.43
Ratio of net expenses to average net assets	1.44[4]	1.46	1.46	1.45	1.45	1.43
Ratio of net investment income to average net assets	3.36[4]	3.30	3.35	3.41	3.65	4.08
Portfolio turnover rate	4.66[3]	11.89	10.18	6.39	33.76	36.46
Net assets, end of period ($ x 1,000)	18,705	21,799	29,280	35,356	42,076	40,775

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Not annualized.*
[4] *Annualized.*

Class C	(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):						
Net asset value, beginning of period	15.89	16.20	15.79	16.14	15.48	15.40
Investment operations: Investment income – net[1]	.25	.50	.50	.51	.54	.60
Net realized and unrealized gain (loss) on investments	.36	(.31)	.41	(.34)	.69	.09
Total from investment operations	.61	.19	.91	.17	1.23	.69
Distributions: Dividends from investment income – net	(.25)	(.50)	(.50)	(.51)	(.54)	(.60)
Dividends from net realized gain on investments	–	–	–	(.01)	(.03)	(.01)
Total distributions	(.25)	(.50)	(.50)	(.52)	(.57)	(.61)
Net asset value, end of period	16.25	15.89	16.20	15.79	16.14	15.48
Total Return (%)[2]	3.88[3]	1.15	5.83	1.03	8.07	4.48
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.67[4]	1.68	1.69	1.68	1.67	1.66
Ratio of net expenses to average net assets	1.66[4]	1.68	1.69	1.68	1.67	1.66
Ratio of net investment income to average net assets	3.12[4]	3.08	3.11	3.18	3.44	3.83
Portfolio turnover rate	4.66[3]	11.89	10.18	6.39	33.76	36.46
Net assets, end of period ($ x 1,000)	3,135	2,932	2,839	2,659	3,036	3,568

[1] *Based on average shares outstanding at each month end.*
[2] *Amount represents less than $.01 per share.*
[3] *Not annualized.*
[4] *Annualized.*

FINANCIAL HIGHLIGHTS

Virginia Series

The following tables describe the performance of each share class for the fiscal periods indicated. "Total return" shows how much your investment in this series would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been audited by Ernst & Young LLP, an independent registered public accounting firm, whose report, along with the series' financial statements, is included in the annual report, which is available upon request.

Class A		*(Unaudited) Six Months Ended October 31,* **2006**	*Year Ended April 30,* 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		16.61	17.04	16.73	17.17	16.68	16.51
Investment operations:	Investment income – net[1]	.34	.69	.66	.68	.76	.79
	Net realized and unrealized gain (loss) on investments	.23	(.43)	.31	(.44)	.49	.17
Total from investment operations		.57	.26	.97	.24	1.25	.96
Distributions:	Dividends from investment income – net	(.34)	(.69)	(.66)	(.68)	(.76)	(.79)
Net asset value, end of period		16.84	16.61	17.04	16.73	17.17	16.68
Total Return (%)[2]		3.49[3]	1.51	5.87	1.39	7.64	5.86
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets[4]		1.15[5]	1.11	1.06	1.04	1.11	1.13
Ratio of net expenses to average net assets[4]		1.15[5]	1.10	1.05	1.04	1.11	1.13
Ratio of net investment income to average net assets		4.10[5]	4.06	3.88	3.99	4.49	4.68
Portfolio turnover rate		10.85[3]	41.99	36.57	75.03	46.83	18.46
Net assets, end of period ($ x 1,000)		59,351	60,998	66,155	68,341	72,390	72,249

[1] *Based on average shares outstanding at each month end.*

[2] *Exclusive of sales charge.*

[3] *Not annualized.*

[4] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*

[5] *Annualized.*

Class B		(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		16.60	17.04	16.72	17.17	16.67	16.51
Investment operations:	Investment income – net[1]	.30	.60	.56	.59	.67	.70
	Net realized and unrealized gain (loss) on investments	.24	(.44)	.33	(.45)	.51	.16
Total from investment operations		.54	.16	.89	.14	1.18	.86
Distributions:	Dividends from investment income – net	(.30)	(.60)	(.57)	(.59)	(.68)	(.70)
Net asset value, end of period		16.84	16.60	17.04	16.72	17.17	16.67
Total Return (%)[2]		3.29[3]	.94	5.40	.82	7.17	5.26
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets[4]		1.66[5]	1.63	1.58	1.55	1.61	1.64
Ratio of net expenses to average net assets[4]		1.66[5]	1.61	1.56	1.55	1.61	1.64
Ratio of net investment income to average net assets		3.59[5]	3.55	3.37	3.48	3.98	4.17
Portfolio turnover rate		10.85[3]	41.99	36.57	75.03	46.83	18.46
Net assets, end of period ($ x 1,000)		5,183	5,796	7,465	9,761	14,593	16,265

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*
[5] *Annualized.*

Class C		(Unaudited) Six Months Ended October 31, 2006	Year Ended April 30, 2006	2005	2004	2003	2002
Per-Share Data ($):							
Net asset value, beginning of period		16.60	17.03	16.71	17.16	16.66	16.50
Investment operations:	Investment income – net[1]	.28	.56	.53	.56	.63	.66
	Net realized and unrealized gain (loss) on investments	.23	(.43)	.32	(.46)	.51	.16
Total from investment operations		.51	.13	.85	.10	1.14	.82
Distributions:	Dividends from investment income – net	(.28)	(.56)	(.53)	(.55)	(.64)	(.66)
Net asset value, end of period		16.83	16.60	17.03	16.71	17.16	16.66
Total Return (%)[2]		3.10[3]	.76	5.16	.58	6.92	5.01
Ratios/Supplemental Data (%):							
Ratio of total expenses to average net assets[4]		1.90[5]	1.86	1.80	1.78	1.85	1.87
Ratio of net expenses to average net assets[4]		1.90[5]	1.84	1.79	1.78	1.85	1.87
Ratio of net investment income to average net assets		3.35[5]	3.32	3.14	3.25	3.74	3.92
Portfolio turnover rate		10.85[3]	41.99	36.57	75.03	46.83	18.46
Net assets, end of period ($ x 1,000)		2,746	2,887	3,314	3,518	4,055	3,286

[1] *Based on average shares outstanding at each month end.*
[2] *Exclusive of sales charge.*
[3] *Not annualized.*
[4] *Ratio of total expenses to average net assets and ratio of net expenses to average net assets for all periods have been restated. This restatement has no impact on the series' previously reported net assets, net investment income, net asset value or total return.*
[5] *Annualized.*

MANAGEMENT

Investment adviser

The investment adviser for the fund is The Dreyfus Corporation (Dreyfus), 200 Park Avenue, New York, New York 10166. Founded in 1947, Dreyfus manages approximately $191 billion in approximately 200 mutual fund portfolios. Dreyfus is the primary mutual fund business of Mellon Financial Corporation (Mellon Financial), a global financial services company. Headquartered in Pittsburgh, Pennsylvania, Mellon Financial is one of the world's leading providers of financial services for institutions, corporations and high net worth individuals, providing institutional asset management, mutual funds, private wealth management, asset servicing, payment solutions and investor services, and treasury services. Mellon Financial has approximately $5.5 trillion in assets under management, administration or custody, including $995 billion under management.

For the past fiscal year, the fund paid Dreyfus a monthly management fee at the annual rate shown below as a percentage of the series' average daily net assets. These fees reflect any fee waivers or expense reimbursements that may have been in effect.

Name of series	Effective annual rate of management fee paid
Connecticut	0.55%
Florida	0.55%
Maryland	0.55%
Massachusetts	0.55%
Michigan	0.55%
Minnesota	0.55%
North Carolina	0.55%
Ohio	0.50%
Pennsylvania	0.55%
Virginia	0.54%

A discussion regarding the basis for the board's approving the fund's management agreement with Dreyfus is available in the fund's semiannual report for the fiscal period ended October 31, 2006.

On December 4, 2006, Mellon Financial and The Bank of New York Company, Inc. (BNY) announced that they had entered into a definitive agreement to merge. The new company will be called The Bank of New York Mellon Corporation. As part of this transaction, Dreyfus would become a wholly-owned subsidiary of The Bank of New York Mellon Corporation. The transaction is subject to certain regulatory approvals and the approval of BNY's and Mellon Financial's shareholders, as well as other customary conditions to closing. Subject to such approvals and the satisfaction of the other conditions, Mellon Financial and BNY expect the transaction to be completed in the third quarter of 2007.

The Dreyfus asset management philosopy is based on the belief that discipline and consistency are important to investment success. For each fund, Dreyfus seeks to establish clear guidelines for portfolio management and to be systematic in making decisions. This approach is designed to provide each fund with a distinct, stable identity.

Joseph P. Darcy has been the primary portfolio manager of the Virginia series since August 2006. Mr. Darcy joined Dreyfus in 1994 and is a portfolio manager/trader in the municipal securities group.

James Welch has been the primary portfolio manager of each of the Connecticut series and Massachusetts series since November 2001. Mr. Welch joined Dreyfus as a senior portfolio manager in the municipal securities group in October 2001. For the five years prior thereto, Mr. Welch was a senior vice president and a member of the portfolio management team at Bay Back Advisors.

Douglas J. Gaylor has been the primary portfolio manager of the Florida series since August 1999 and of each of the Maryland series and Pennsylvania series since he joined Dreyfus in January 1996.

W. Michael Petty has been the primary portfolio manager of each of the Michigan series, Minnesota series and Ohio series since August 1997. Mr. Petty has been employed by Dreyfus since June 1997.

Monica S. Wieboldt has been the primary portfolio manager of the North Carolina series since August 2006. Ms. Wieboldt joined Dreyfus in 1983 and is a portfolio manager/trader in the municipal securities group.

The fund's Statement of Additional Information (SAI) provides additional information about the portfolio managers' compensation, other accounts managed by the portfolio managers, and the portfolio managers' ownership of fund shares.

Distributor

The fund's distributor is Dreyfus Service Corporation (DSC), a wholly-owned subsidiary of Dreyfus. Dreyfus or DSC may provide cash payments out of its own resources to financial intermediaries that sell shares of the fund or provide other services. Such payments are separate from any sales charges, 12b-1 fees and/or shareholder services fees or other expenses paid by the fund to those intermediaries. Because those payments are not made by you or the fund, a series' total expense ratio will not be affected by any such payments. These additional payments may be made to intermediaries, including affiliates, that provide shareholder servicing, sub-administration, recordkeeping and/or sub-transfer agency services, marketing support and/or access to sales meetings, sales representatives and management representatives of the financial intermediary. Cash compensation also may be paid from Dreyfus' or DSC's own resources to intermediaries for inclusion of the fund on a sales list, including a preferred or select sales list or in other sales programs. These payments sometimes are referred to as "revenue sharing." From time to time, Dreyfus or DSC also may provide cash or non-cash compensation to financial intermediaries or their representatives in the form of occasional gifts; occasional meals, tickets or other entertainment; support for due diligence trips; educational conference sponsorship; support for recognition programs; and other forms of cash or non-cash compensation permissible under broker-dealer regulations, as periodically amended. In some cases, these payments or compensation may create an incentive for a financial intermediary or its employees to recommend or sell shares of the fund to you. Please contact your financial representative for details about any payments they or their firm may receive in connection with the sale of fund shares or the provision of services to the fund.

Code of ethics

The fund, Dreyfus and DSC have each adopted a code of ethics that permits its personnel, subject to such code, to invest in securities, including securities that may be purchased or held by the fund. The Dreyfus code of ethics restricts the personal securities transactions of its employees, and requires portfolio managers and other investment personnel to comply with the code's preclearance and disclosure procedures. The primary purpose of the code is to ensure that personal trading by Dreyfus employees does not disadvantage any Dreyfus-managed fund.

SHAREHOLDER GUIDE

The Dreyfus Premier Funds are designed primarily for people who are investing through a third party, such as a bank, broker-dealer or financial adviser, or in a 401(k) or other retirement plan. Third parties with whom you open a fund account may impose policies, limitations and fees which are different from those described in this prospectus. Consult a representative of your plan or financial institution for further information.

This prospectus offers Class A, B, C and Z shares of the fund.

The fund's Class B shares are offered only in connection with dividend reinvestment and exchanges of Class B shares of certain other funds advised by Dreyfus or by Founders Asset Management, LLC (Founders), an indirect subsidiary of Dreyfus, or certain eligible shares of Dreyfus Worldwide Dollar Money Market Fund, Inc.

Your financial representative may receive different compensation for selling one class of shares than for selling another class. It is important to remember that the CDSCs and Rule 12b-1 fees have the same purpose as the front-end sales charge: to compensate the distributor for concessions and expenses it pays to dealers and financial institutions in connection with the sale of fund shares. A CDSC is not charged on fund shares acquired through the reinvestment of fund dividends.

Deciding which class of shares to buy: Class A, C and Z shares

Each series of the fund offers Class A and C shares. Class Z shares generally are offered only to shareholders who received Class Z shares in exchange for their shares of Dreyfus Massachusetts Tax Exempt Bond Fund as a result of the reorganization of such fund. Class Z shares generally are not available for new accounts. The different classes of fund shares represent investments in the same portfolio of securities of the relevant series, but the classes are subject to different expenses and will likely have different share prices. When choosing a class, you should consider your investment amount, anticipated holding period, the potential costs over your holding period and whether you qualify for any reduction or waiver of the sales charge.

When you invest in Class A shares you generally pay an initial sales charge. Class A shares have no ongoing Rule 12b-1 fees. Each class is subject to a shareholder services fee.

A more complete description of each class follows. You should review these arrangements with your financial representative before determining which class to invest in.

	Class A	**Class C**	**Class Z** *
Initial sales charge	up to 4.50%	none	none
Ongoing distribution fee (Rule 12b-1 fee)	none	0.75%	none
Ongoing shareholder service fee	0.25%	0.25%	up to 0.25%
Contingent deferred sales charge	1% on sale of shares bought within one year without an initial sales charge as part of an investment of $1 million or more	1% on sale of shares held for one year or less	none
Conversion feature	no	no	no
Recommended purchase maximum	none	$1 million	none

* *Massachusetts Series only. Class Z shares generally are not available for new accounts.*

Class A share considerations

When you invest in Class A shares, you pay the public offering price, which is the share price, or NAV, plus the initial sales charge that may apply to your purchase. The amount of the initial sales charge is based on the size of your investment, as the following table shows. We also describe below how you may reduce or eliminate the initial sales charge. (See "Sales charge reductions and waivers.")

Since some of your investment goes to pay an up-front sales charge when you purchase Class A shares, you purchase fewer shares than you would with the same investment in Class C shares. Nevertheless, you are usually better off purchasing Class A shares, rather than Class C shares, and paying an up-front sales charge if you:

- plan to own the shares for an extended period of time, since the higher ongoing Rule 12b-1 fees on Class C shares may eventually exceed the cost of the up-front sales charge
- qualify for a reduced or waived sales charge

If you invest $1 million or more (and are not eligible to purchase Class Z shares), Class A shares will always be the most advantageous choice.

Class A sales charges

Purchase amount	Sales charge as a % of offering price	Sales charge as a % of NAV
Less than $50,000	4.50%	4.70%
$50,000 to $99,999	4.00%	4.20%
$100,000 to $249,999	3.00%	3.10%
$250,000 to $499,999	2.50%	2.60%
$500,000 to $999,999	2.00%	2.00%
$1 million or more*	none	none

* *No sales charge applies on investments of $1 million or more, but a contingent deferred sales charge of 1% may be imposed on certain redemptions of such shares within one year of the date of purchase (except shares bought through dividend reinvestment).*

Sales charge reductions and waivers

To receive a reduction or waiver of your initial sales charge, you must let your financial intermediary or the fund know at the time you purchase shares that you qualify for such a reduction or waiver. If you do not let your financial intermediary or the fund know that you are eligible for a reduction or waiver, you may not receive the reduction or waiver to which you are otherwise entitled. In order to receive a reduction or waiver, you may be required to provide your financial intermediary or the fund with evidence of your qualification for the reduction or waiver, such as records regarding shares of Dreyfus Premier Funds or Dreyfus Founders Funds held in accounts with that financial intermediary and other financial intermediaries. Additional information regarding reductions and waivers of sales loads is available, free of charge, at **www.dreyfus.com** and in the SAI.

You can reduce your initial sales charge in the following ways:

- *Rights of accumulation.* You can count toward the amount of your investment your total account value in all share classes of the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds that was subject to a sales charge. For example, if you have $1 million invested in shares of certain other Dreyfus Premier Funds or Dreyfus Founders Funds, you can invest in Class A shares of any fund without an initial sales charge. We may terminate or change this privilege at any time on written notice.
- *Letter of intent.* You can sign a letter of intent, in which you agree to invest a certain amount (your goal) in the fund and certain other Dreyfus Premier Funds or Dreyfus Founders Funds over a 13-month period, and your initial sales charge will be based on your goal. A 90-day back-dated period can also be used to count previous purchases toward your goal. Your goal must be at least $50,000, and your initial investment must be at least $5,000. The sales charge will be adjusted if you do not meet your goal.

- *Combine with family members.* You can also count toward the amount of your investment all investments in certain other Dreyfus Premier Funds or Dreyfus Founders Funds, in any class of shares, by your spouse and your children under age 21 (family members), including their rights of accumulation and goals under a letter of intent. Certain other groups may also be permitted to combine purchases for purposes of reducing or eliminating sales charges. (See "How to Buy Shares" in the SAI.)

Class A shares may be purchased at NAV without payment of a sales charge by the following individuals and entities:

- full-time or part-time employees, and their family members, of Dreyfus or any of its affiliates
- board members of Dreyfus and board members of the Dreyfus Family of Funds
- full-time employees, and their family members, of financial institutions that have entered into selling agreements with the fund's distributor
- "wrap" accounts for the benefit of clients of financial institutions, provided they have entered into an agreement with the fund's distributor specifying operating policies and standards
- qualified separate accounts maintained by an insurance company; any state, county or city or instrumentality thereof; charitable organizations investing $50,000 or more in fund shares; and charitable remainder trusts
- qualified investors who (i) purchase Class A shares directly through the fund's distributor, and (ii) have, or whose spouse or minor children have, beneficially owned shares and continuously maintained an open account directly through the distributor in a Dreyfus-managed fund, including the fund, or a Founders-managed fund since on or before February 28, 2006.
- investors with the cash proceeds from the investor's exercise of employment-related stock options, whether invested in the fund directly or indirectly through an exchange from a Dreyfus-managed money market fund, provided that the proceeds are processed through an entity that has entered into an agreement with the fund's distributor specifically relating to processing stock options. Upon establishing the account in the fund or the Dreyfus-managed money market fund, the investor and the investor's spouse or minor children become eligible to purchase Class A shares of the fund at NAV, whether or not using the proceeds of the employment-related stock options
- members of qualified affinity groups who purchase Class A shares directly through the fund's distributor, provided that the qualified affinity group has entered into an affinity agreement with the distributor

Class C share considerations

Since you pay no initial sales charge, an investment of less than $1 million in Class C shares buys more shares than the same investment would in Class A shares. However, you will pay ongoing Rule 12b-1 fees. Over time these fees may cost you more than paying an initial sales charge on Class A shares.

Because Class A shares will always be a more favorable investment than Class C shares for investments of $1 million or more, the fund will generally not accept a purchase order for Class C shares in the amount of $1 million or more. While the fund will take reasonable steps to prevent investments of $1 million or more in Class C shares, it may not be able to identify such investments made through certain financial intermediaries or omnibus accounts.

Class C shares redeemed within one year of purchase are subject to a 1% CDSC.

Class Z share considerations: Massachusetts series only

Class Z shares generally are not available for new accounts.

Class Z shares generally are offered only to shareholders of the Massachusetts series who received Class Z shares in exchange for their shares of Dreyfus Massachusetts Tax Exempt Bond Fund as a result of the reorganization of such fund.

Class B share considerations

Class B shares sold within six years are subject to the following CDSCs:

Class B sales charges

For shares sold in the:	CDSC as a % of amount redeemed subject to the charge
First year	4.00%
Second year	4.00%
Third year	3.00%
Fourth year	3.00%
Fifth year	2.00%
Sixth year	1.00%
Thereafter	none

Class B shares also are subject to an annual Rule 12b-1 fee. Class B shares convert to Class A shares (which are not subject to a Rule 12b-1 fee) approximately six years after the date they were purchased.

CDSC waivers

The CDSC on Class A, B and C shares may be waived in the following cases:

- permitted exchanges of shares, except if shares acquired by exchange are then redeemed within the period during which a CDSC would apply to the initial shares purchased
- redemptions made within one year of death or disability of the shareholder
- redemptions of Class B or Class C shares through the fund's Automatic Withdrawal Plan, if such redemptions do not exceed 12% of the value of the account annually

Buying shares

The net asset value (NAV) of each class is generally calculated as of the close of trading on the New York Stock Exchange (NYSE) (usually 4:00 p.m. Eastern time) on days the exchange is open for regular business. Your order will be priced at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Because each series seeks tax-exempt income, the series are not recommended for purchase in IRAs or other qualified retirement plans.

When calculating its NAV, the fund's investments generally are valued by an independent pricing service approved by the fund's board. The pricing service's procedures are reviewed under the general supervision of the board. If valuations for investments (received from the pricing service or otherwise) are not readily available, or are determined not to reflect accurately fair value, the fund may value those investments at fair value as determined in accordance with procedures approved by the fund's board. Fair value of investments may be done by the fund's board, its pricing committee or its valuation committee in good faith using such information as it deems appropriate under the circumstances. Using fair value to price investments may result in a value that is different from a security's most recent price and from prices used by other mutual funds to calculate their net asset values.

Investments in certain municipal bonds and thinly traded securities may provide short-term traders arbitrage opportunities with respect to the fund's shares. For example, arbitrage opportunities may exist when trading in a portfolio security or securities is halted and does not resume, or the market on which such securities are traded closes before the fund calculates its NAV. If short-term investors in the fund were able to take advantage of these arbitrage opportunities they could dilute the NAV of fund shares held by long-term investors. Portfolio valuation policies can serve to reduce arbitrage opportunities available to short-term traders, but there is no assurance that such valuation policies will prevent dilution of the fund's NAV by short-term traders. While the fund has a policy regarding frequent trading, it too may not be completely effective to prevent short-term NAV arbitrage trading, particularly in regard to omnibus accounts. Please see "Your Investment — Shareholder Guide — General Policies" for further information about the fund's frequent trading policy.

Orders to buy and sell shares received by dealers by the close of trading on the NYSE and transmitted to the distributor or its designee by the close of its business day (usually 5:15 p.m. Eastern time) will be based on the NAV determined as of the close of trading on the NYSE that day.

Minimum investments

	Initial	Additional
Regular accounts	**$1,000**	**$100**

All investments must be in U.S. dollars. Third-party checks cannot be accepted. You may be charged a fee for any check that does not clear. Maximum Dreyfus TeleTransfer purchase is $150,000 per day.

Concepts to understand

Net asset value (NAV): the market value of one share, computed by dividing the total net assets of a fund or class by its shares outstanding. Each series' shares are offered at NAV, but Class A shares are subject to a front-end sales charge and Class B and Class C shares generally are subject to higher annual operating expenses and a CDSC.

Selling shares

You may sell (redeem) shares at any time. Your shares will be sold at the next NAV calculated after your order is received in proper form by the fund's transfer agent or other authorized entity. Any certificates representing series shares being sold must be returned with your redemption request. Your order will be processed promptly, and you will generally receive the proceeds within a week.

To keep your CDSC as low as possible, each time you request to sell shares we will first sell shares that are not subject to a CDSC, and then those subject to the lowest charge. The CDSC is based on the lesser of the original purchase cost or the current market value of the shares being sold, and is not charged on series shares you acquired by reinvesting your series dividends. As described above in this prospectus, there are certain instances when you may qualify to have the CDSC waived. Consult your financial representative or the SAI for additional details.

Before selling or writing a check against shares recently purchased by check, Dreyfus TeleTransfer or Automatic Asset Builder, please note that:

- if you send a written request to sell such shares, the fund may delay sending the proceeds for up to eight business days following the purchase of those shares
- the fund will not honor redemption checks, or process wire, telephone, online or Dreyfus TeleTransfer redemption requests, for up to eight business days following the purchase of those shares

If you are selling or exchanging Class Z shares of the Massachusetts series you have owned for less than 30 days, the fund may deduct a 1% redemption fee.

Subject to the exceptions described below, you will be subject to the fee whether you are holding your shares directly in your name or indirectly through an intermediary, such as a broker, bank, investment adviser, recordkeeper for retirement plan participants, or any other third party. If you hold your shares through an intermediary's omnibus account, the intermediary is responsible for imposing the fee and remitting the fee to the fund.

The redemption fee will be charged and retained by the series on shares sold before the end of the required holding period. Dreyfus will use the "first-in, first-out" method to determine the holding period for the shares sold. Under this method, shares held the longest will be redeemed or exchanged first. The holding period commences on the day after your purchase order is effective.

The fund will not assess a redemption fee on fund shares (1) redeemed through automatic withdrawal plans or automatic exchange plans; (2) redeemed through certain comprehensive fee programs, such as wrap fee accounts and automated rebalancing or asset allocation programs offered by financial intermediaries (including those sponsored by Dreyfus or its affiliates); (3) acquired by the reinvestment of fund dividends or capital gain distributions; (4) redeemed by the fund (e.g., for failure to meet account minimums or to cover various fees); (5) purchased or redeemed by rollover, transfers and changes of account registration, provided that the investment remains in the fund; (6) purchased by other mutual funds, if approved by Dreyfus; (7) held in accounts in which there are legal or contractual restrictions on the imposition of a redemption fee as determined by the fund in its sole discretion; (8) redeemed as a result of death, disability or a Qualified Domestic Relations Order; (9) redeemed through the check-writing privilege, if any, and (10) converted from one share class to another in the fund.

In addition, the fund will not impose redemption fees on certain types of retirement plan transactions processed through a participant recordkeeping system supported by Dreyfus or through third party recordkeepers. These transactions include: (1) redemptions of shares purchased with new contributions to the plan, such as payroll contributions, excess contributions, and loan repayments; (2) shares redeemed for withdrawals and distributions, such as minimum required distributions, systematic withdrawal programs, and lump sum distributions; (3) shares redeemed by participation in automated account rebalancing programs or other systematic participant investment advice programs approved by the plan sponsor; (4) shares purchased or redeemed as a result of plan sponsor decisions, such as changes in investment options, automated account rebalancing programs, and plan termination or merger; (5) shares redeemed for loans, or following a hardship specified in the retirement plan documents; and (6) forfeitures or redemptions in connection with a participant's termination of employment.

If you hold your shares through a financial intermediary that does not process your share transactions in an omnibus account, the intermediary is responsible for providing Dreyfus with the information necessary to enable you to receive any redemption fee waivers to which you may be entitled. The fund reserves the right to withdraw waivers in its sole discretion without notice if the fund determines that an account is engaging in frequent trading or other activities detrimental to the series.

Due to operational limitations or restrictions, retirement plans and intermediaries that maintain omnibus accounts with the fund may calculate redemption fees differently than the fund. However, redemptions made through a participant-initiated balance transfer will be subject to the fund's redemption fee if such shares were purchased through a participant-initiated balance transfer. If you are investing in fund shares through an intermediary (or in the case of a 401(k) retirement plan, your plan sponsor) please contact the intermediary for more information on any differences in how the redemption fee may be applied to your investment in the fund.

Limitations on selling shares by phone or online

Proceeds sent by	Minimum phone/online	Maximum phone/online
Check*	**no minimum**	**$250,000** *per day*
Wire	**$1,000**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*
Dreyfus TeleTransfer	**$500**	**$500,000** *for joint accounts every 30 days/* **$20,000** *per day*

* *Not available online on accounts whose address has been changed within the last 30 days.*

Written sell orders

Some circumstances require written sell orders along with signature guarantees. These include:

- amounts of $10,000 or more on accounts whose address has been changed within the last 30 days
- requests to send the proceeds to a different payee or address

Written sell orders of $100,000 or more must also be signature guaranteed.

A signature guarantee helps protect against fraud. You can obtain one from most banks or securities dealers, but not from a notary public. For joint accounts, each signature must be guaranteed. Please call us to ensure that your signature guarantee will be processed correctly.

General policies

Unless you decline teleservice privileges on your application, the fund's transfer agent is authorized to act on telephone or online instructions from any person representing himself or herself to be you and reasonably believed by the transfer agent to be genuine. You may be responsible for any fraudulent telephone or online order as long as the fund's transfer agent takes reasonable measures to confirm that instructions are genuine.

The fund is designed for long-term investors. Frequent purchases, redemptions and exchanges may disrupt portfolio management strategies and harm fund performance by diluting the value of fund shares and increasing brokerage and administrative costs. As a result, Dreyfus and the fund's board have adopted a policy of discouraging excessive trading, short-term market timing and other abusive trading practices (frequent trading) that could adversely affect the fund or its operations. Dreyfus and the fund will not enter into arrangements with any person or group to permit frequent trading.

The fund reserves the right to:

- change or discontinue its exchange privilege, or temporarily suspend the privilege during unusual market conditions
- change its minimum or maximum investment amounts
- delay sending out redemption proceeds for up to seven days (generally applies only during unusual market conditions or in cases of very large redemptions or excessive trading)
- "redeem in kind," or make payments in securities rather than cash, if the amount redeemed is large enough to affect fund operations (for example, if it exceeds 1% of the fund's assets)
- refuse any purchase or exchange request, including those from any individual or group who, in Dreyfus' view, is likely to engage in frequent trading

More than four roundtrips within a rolling 12-month period generally is considered to be frequent trading. A roundtrip consists of an investment that is substantially liquidated within 60 days. Based on the facts and circumstances of the trades, the fund may also view as frequent trading a pattern of investments that are partially liquidated within 60 days.

Dreyfus monitors selected transactions to identify frequent trading. When its surveillance systems identify multiple roundtrips, Dreyfus evaluates trading activity in the account for evidence of frequent trading. Dreyfus considers the investor's trading history in other accounts under common ownership or control, in other Dreyfus, Dreyfus Founders and Mellon Funds Trust funds, and if known, in non-affiliated mutual funds and accounts under common control. These evaluations involve judgments that are inherently subjective, and while Dreyfus seeks to apply the policy and procedures uniformly, it is possible that similar transactions may be treated differently. In all instances, Dreyfus seeks to make these judgments to the best of its abilities in a manner that it believes is consistent with shareholder interests. If Dreyfus concludes the account is likely to engage in frequent trading, Dreyfus may cancel or revoke the purchase or exchange on the following business day. Dreyfus may also temporarily or permanently bar such investor's future purchases into the fund in lieu of, or in addition to, canceling or revoking the trade. At its discretion, Dreyfus may apply these restrictions across all accounts under common ownership, control or perceived affiliation.

Fund shares often are held through omnibus accounts maintained by financial intermediaries, such as brokers and retirement plan administrators, where the holdings of multiple shareholders, such as all the clients of a particular broker, are aggregated. Dreyfus' ability to monitor the trading activity of investors whose shares are held in omnibus accounts is limited and dependent upon the cooperation of the financial intermediary in providing information with respect to individual shareholder transactions. However, the agreements between the distributor and financial intermediaries include obligations to comply with the terms of this prospectus. Further, all intermediaries have been requested in writing to notify the distributor immediately if, for any reason, they cannot meet their commitment to make fund shares available in accordance with the terms of the prospectus and relevant rules and regulations.

To the extent that the fund significantly invests in thinly traded municipal bonds, certain investors may seek to trade fund shares in an effort to benefit from their understanding of the value of these securities (referred to as price arbitrage). Any such frequent trading strategies may interfere with efficient management of the fund's portfolio to a greater degree than funds that invest in highly liquid securities, in part because the fund may have difficulty selling these portfolio securities at advantageous times or prices to satisfy large and/or frequent redemption requests. Any successful price arbitrage may also cause dilution in the value of fund shares held by other shareholders.

Although the fund's redemption fee and frequent trading and fair valuation policies and procedures are designed to discourage market timing and excessive trading, none of these tools alone, nor all of them together, completely eliminates the potential for frequent trading.

Transactions made through Automatic Investment Plans, Automatic Withdrawal Plans, Dreyfus Auto-Exchange Privileges and automatic non-discretionary rebalancing programs approved in writing by Dreyfus generally are not considered to be frequent trading.

Small account policies

To offset the relatively higher costs of servicing smaller accounts, the fund charges regular accounts with balances below $2,000 an annual fee of $12. The fee will be imposed during the fourth quarter of each calendar year.

The fee will be waived for: any investor whose aggregate Dreyfus mutual fund investments total at least $25,000; accounts participating in automatic investment programs; and accounts opened through a financial institution.

If your account falls below $500, the fund may ask you to increase your balance. If it is still below $500 after 30 days, the fund may close your account and send you the proceeds.

DISTRIBUTIONS AND TAXES

Each series earns dividends, interest and other income from its investments, and distributes this income (less expenses) to shareholders as dividends. Each series also realizes capital gains from its investments, and distributes these gains (less any losses) to shareholders as capital gain distributions. Each series normally pays dividends once a month and capital gain distributions annually. Dividends and capital gain distributions of each series will be reinvested in the respective series unless you instruct the fund otherwise. There are no fees or sales charges on reinvestments.

Each series anticipates that virtually all dividends paid to you will be exempt from federal and, where applicable, from state income taxes. However, for federal tax purposes, certain distributions, such as distributions of short-term capital gains, are taxable to you as ordinary income, while long-term capital gains are taxable to you as capital gains.

For state income tax purposes, distributions derived from interest on municipal securities of state issuers and from interest on qualifying securities issued by U.S. territories and possessions are generally exempt from tax. Distributions that are federally taxable as ordinary income or capital gains are generally subject to state personal income taxes.

High portfolio turnover and more volatile markets can result in significant taxable distributions to shareholders, regardless of whether their shares have increased in value. The tax status of any distribution generally is the same regardless of how long you have been in the fund and whether you reinvest your distributions or take them in cash.

If you buy shares of a series when the series has realized but not yet distributed income or capital gains, you will be "buying a dividend" by paying the full price for the shares and then receiving a portion back in the form of a taxable distribution.

Your sale of shares, including exchanges into other funds, may result in a capital gain or loss for tax purposes. A capital gain or loss on your investment in the fund generally is the difference between the cost of your shares and the amount you receive when you sell them.

The tax status of your distributions will be detailed in your annual tax statement from the fund. Because everyone's tax situation is unique, please consult your tax advisor before investing.

SERVICES FOR FUND INVESTORS

The third party through whom you purchase series shares may impose different restrictions on these services and privileges offered by the fund, or may not make them available at all. Consult your financial representative for more information on the availability of these services and privileges.

Automatic services

Buying or selling shares automatically is easy with the services described below. With each service, you select a schedule and amount, subject to certain restrictions. You can set up most of these services with your application, or by calling your financial representative or **1-800-554-4611.**

For investing

Dreyfus Automatic Asset Builder®	For making automatic investments from a designated bank account.
Dreyfus Payroll Savings Plan	For making automatic investments through a payroll deduction.
Dreyfus Government Direct Deposit Privilege	For making automatic investments from your federal employment, Social Security or other regular federal government check.
Dreyfus Dividend Sweep	For automatically reinvesting the dividends and distributions from the fund into another Dreyfus fund or certain Dreyfus Founders funds (not available for IRAs).

For exchanging shares

Dreyfus Auto-Exchange Privilege	For making regular exchanges from the fund into another Dreyfus fund or certain Dreyfus Founders funds.

For selling shares

Dreyfus Automatic Withdrawal Plan	For making regular withdrawals from most Dreyfus funds. There will be no CDSC on Class B or Class C shares, as long as the amount of any withdrawal does not exceed on an annual basis 12% of the greater of the account value at the time of the first withdrawal under the plan, or at the time of the subsequent withdrawal.

Checkwriting privilege (Classes A and Z only)

You may write redemption checks against your account for Class A or Class Z shares in amounts of $500 or more. These checks are free; however, a fee will be charged if you request a stop payment or if the transfer agent cannot honor a redemption check due to insufficient funds or another valid reason. Please do not postdate your checks or use them to close your account.

Exchange privilege

You can exchange shares worth $500 or more from one class of a series into the same class of another Dreyfus Premier fund or Dreyfus Founders Fund. You can also exchange Class B shares into Class B shares of General Money Market Fund, Inc. You can request your exchange by contacting your financial representative. Be sure to read the current prospectus for any fund into which you are exchanging before investing. Any new account established through an exchange will generally have the same privileges as your original account (as long as they are available). Although there is currently no fee for exchanges, the Massachusetts series may deduct a 1% redemption fee if you are selling or exchanging Class Z shares of such series you have owned for less than 30 days, and you also may be charged a sales load when exchanging into any fund that has a higher one.

Dreyfus TeleTransfer privilege

To move money between your bank account and your Dreyfus fund account with a phone call or online, use the Dreyfus TeleTransfer privilege. You can set up Dreyfus TeleTransfer on your account by providing bank account information and following the instructions on your application, or contacting your financial representative.

Dreyfus Express®
voice-activated account access (Class Z only)

You can easily manage your Dreyfus accounts, check your account balances, purchase fund shares, transfer money between your Dreyfus funds, get price and yield information and much more — when it's convenient for you — by calling **1-800-645-6561.** Certain requests may require the services of a representative.

Reinvestment privilege

Upon written request you can reinvest up to the number of Class A shares you redeemed within 45 days of selling them at the current share price without any sales charge. If you paid a CDSC, it will be credited back to your account. This privilege may be used only once.

Account statements

Every fund investor automatically receives regular account statements. You'll also be sent a yearly statement detailing the tax characteristics of any dividends and distributions you have received.

INSTRUCTIONS FOR **REGULAR ACCOUNTS**

TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
In Writing		
Complete the application. Mail your application and a check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Fill out an investment slip, and write your account number on your check. Mail the slip and a check to: Name of Fund P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing	Write a redemption check (Class A only) **or** write a letter of instruction that includes: • your name(s) and signature(s) • your account number • the fund and series names • the share class • the dollar amount you want to sell • how and where to send the proceeds Obtain a signature guarantee or other documentation, if required (see "Account Policies — Selling Shares"). Mail your request to: The Dreyfus Family of Funds P.O. Box 55268, Boston, MA 02205-8502 Attn: Institutional Processing
By Telephone		
Wire Call us to request an account application and an account number. Have your bank send your investment to The Bank of New York, with these instructions: • ABA# 021000018 • DDA# (see below) • the fund and series names • the share class • your account number • name(s) of investor(s) • dealer number if applicable Return your application with the account number on the application.	**Wire** Have your bank send your investment to The Bank of New York, with these instructions: • ABA# 021000018 • DDA# (see below) • the fund and series names • the share class • your account number • name(s) of investor(s) • dealer number if applicable **Electronic check** Same as wire, but insert "111" before your 14-digit account number. **Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Call us to request your transaction.	**Wire** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Call us or your financial representative to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. **Check** Call us or your financial representative to request your transaction. A check will be sent to the address of record.

To open an account, make subsequent investments or to sell shares, please contact your financial representative or call toll free in the U.S. **1-800-554-4611.** Make checks payable to: **The Dreyfus Family of Funds.**

Select the appropriate DDA# for your series:

Connecticut	DDA# 8900119489
Florida	DDA# 8900119381
Maryland	DDA# 8900119403
Massachusetts	DDA# 8900119470
Michigan	DDA# 8900119411
Minnesota	DDA# 8900119438
North Carolina	DDA# 8900208635
Ohio	DDA# 8900119446
Pennsylvania	DDA# 8900119454
Virginia	DDA# 8900208678

Concepts to understand

Wire transfer: for transferring money from one financial institution to another. Wiring is the fastest way to move money, although your bank may charge a fee to send or receive wire transfers. Wire redemptions from the fund are subject to a $1,000 minimum.

Electronic check: for transferring money out of a bank account. Your transaction is entered electronically, but may take up to eight business days to clear. Electronic checks usually are available without a fee at all Automated Clearing House (ACH) banks.

	TO OPEN AN ACCOUNT	TO ADD TO AN ACCOUNT	TO SELL SHARES
Online (www.dreyfus.com)	———	**Dreyfus TeleTransfer** Request Dreyfus TeleTransfer on your application. Visit **www.dreyfus.com** to request your transaction.	**Wire** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be wired to your bank. **Dreyfus TeleTransfer** Visit **www.dreyfus.com** to request your transaction. Be sure the fund has your bank account information on file. Proceeds will be sent to your bank by electronic check. **Check** Visit **www.dreyfus.com** to request your transaction. A check will be sent to the address of record.
Automatically	**With an initial investment** Indicate on your application which automatic service(s) you want. Return your application with your investment.	**All services** Call us or your financial representative to request a form to add any automatic investing service (see "Services for Fund Investors"). Complete and return the form along with any other required materials.	**Dreyfus Automatic Withdrawal Plan** Call us or your financial representative to request a form to add the plan. Complete the form, specifying the amount and frequency of withdrawals you would like. Be sure to maintain an account balance of $5,000 or more.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

On the Internet Text-only versions of certain fund documents can be viewed online or downloaded from: http://www.sec.gov

You can also obtain copies, after paying a duplicating fee, by visiting the SEC's Public Reference Room in Washington, DC (for information, call 1-202-551-8090) or by E-mail request to publicinfo@sec.gov, or by writing to the SEC's Public Reference Section, Washington, DC 20549-0102.

Dreyfus Premier State Municipal Bond Fund

SEC file number: 811-4906

More information on this fund is available free upon request, including the following:

Annual/Semiannual Report

Describes the applicable series' performance, lists portfolio holdings and contains a letter from the series' manager discussing recent market conditions, economic trends and series strategies that significantly affected the series' performance during the last fiscal year. Each series' most recent annual and semiannual reports are available at **www.dreyfus.com.**

Statement of Additional Information (SAI)

Provides more details about the fund and its policies. A current SAI is available at **www.dreyfus.com** and is on file with the Securities and Exchange Commission (SEC). The SAI is incorporated by reference (is legally considered part of this prospectus).

Portfolio Holdings

The fund will disclose each series' complete schedule of portfolio holdings, as reported on a month-end basis, at **www.dreyfus.com**, under Mutual Fund Center – Dreyfus Mutual Funds – Mutual Fund Total Holdings. The information will be posted with a one-month lag and will remain accessible until the fund files a report on Form N-Q or Form N-CSR for the period that includes the date as of which the information was current. In addition, fifteen days following the end of each calendar quarter, the fund will publicly disclose at **www.dreyfus.com** each series' complete schedule of portfolio holdings as of the end of such quarter.

A complete description of the fund's policies and procedures with respect to the disclosure of the fund's portfolio securities is available in the fund's SAI.